SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 10/A
                                 Amendment No. 1




                                 MONROE BANCORP
             (Exact name of registrant as specified in its charter)


                  Indiana                                35-1594017
         ---------------------------------          ----------------------
         (State or other Jurisdiction                 (I.R.S. Employer
         of Incorporation or Organization)          Identification Number)


              210 East Kirkwood Avenue, Bloomington, Indiana 47408 (Address of Principal Executive Officers) (Zip Code)


        Registrant's telephone number including area code: (812) 336-0201
                                                           --------------


Securities Registered Pursuant to Section 12(b) of the Act:  NONE
                                                             ----

Securities Registered Pursuant to Section 12(g)
of the Act:                                       Common Shares, No Par Value
                                                  ---------------------------
                                                        (Title of Class)

                                     PART I


PART I


Item 1.  Business.


         Summary. Monroe Bancorp (the "Company") is a one-bank holding company formed under Indiana law in 1984. At September 30, 2000, on a consolidated basis the Company had total assets of $434.1 million and total deposits of $338.4 million. The Company holds all of the outstanding stock of Monroe County Bank (the "Bank"), which was formed in 1892. The Bank is the primary business activity of the Company. The following table summarizes recent performance.


                                Financial Summary
                                -----------------
                          (Dollar amounts in thousands)

                      At or for the nine months
                         ended September 30,                  At or for the years ended December 31,
                          2000         1999           1999         1998         1997        1996         1995
                      ------------ ------------   ----------- ------------ ------------ ----------- ------------
Total assets            $ 434,125    $ 397,542     $ 416,649    $ 375,418    $ 323,874   $ 293,091    $ 285,056
Net income                  4,001        3,535         4,723        4,645        4,384       4,101        3,683
Basic and diluted
   earnings per share        0.65         0.58          0.77         0.76         0.72        0.67         0.60
Dividends per share          0.30         0.24          0.34         0.32         0.27        0.22         0.17
Return on Equity           15.00%       14.27%        14.12%       15.08%       15.54%      15.96%       16.04%

Primary Market. The Bank, with its primary office located in Bloomington, Indiana, conducts business from fifteen locations in Monroe, Jackson and Lawrence Counties, Indiana. Approximately 85% of the Bank's business is in Monroe County and is concentrated in and around the city of Bloomington. Monroe County is a rapidly growing market with a strong economy, as indicated by an unemployment rate that has averaged 2.3% since 1998. Being the home of Indiana University, the County's largest employer, the local economy benefits from the spending patterns of the school's 37,000 students as well as the University's $803 million annual operating budget.

         Monroe County's growing appeal as a retirement community is another significant contributor to the market's overall economic health. Bloomington was rated the sixth best place to retire by Money magazine, the eighth best place to retire in Rand McNally's Retirement Places, and was ranked in the "The Big 10 of College Towns" by the New York Times. The growth of this attractive demographic segment provides a significant opportunity for the Bank to grow its important asset management businesses.

         Competition. This market area is highly competitive. In addition to competition from commercial banks (including certain larger regional banks) and savings associations, the Bank also competes with numerous credit unions, finance companies, insurance companies, mortgage companies, securities and brokerage firms, money market mutual funds, loan production offices and other providers of financial services.

         Bank Activities. The Bank is a traditional community bank which provides a variety of financial services to its customers, including:

o    accepting deposits;

o    making commercial, mortgage and installment loans;

o originating fixed-rate single-family mortgage loans for sale into the secondary market;

o    providing personal and corporate trust services;

o    providing investment advisory and brokerage services; and

o    providing fixed annuities and other insurance products.

The majority of the Bank's revenue is derived from interest and fees on loans and investments, and the majority of its expense is interest paid on deposits and general and administrative expenses related to its business.

      Bank Goals. The Bank's business plan sets forth the following goals:

o Increase non-interest sources of income generated by the Bank's Financial Management Services area, which consists of the Bank's Trust area, Asset Management area, Brokerage Services and branch-based annuity and mutual funds sales.

o Establish a branch location in eastern Hendricks County and a branch location in northeastern Morgan County (which are adjacent to Marion County and the Indianapolis area) in 2001.

o    Maintain asset quality.

o Maintain or increase its market share in the Bank's primary market area through competitive pricing, marketing and an emphasis on service.

o    Continue to utilize technology to enhance efficiency where appropriate.

         As indicated above, one of the Bank's goals is to grow the Financial Management Services area. During 1999 and 2000, the Bank hired seven new employees in this area, increasing the total number of employees employed by the Bank in this area to 15. In addition, during 1999 and 2000, eight employees of the Bank obtained the necessary licenses to sell mutual funds and variable rate annuities, and 25 employees obtained the necessary licenses to sell fixed annuities.

         The targeted new markets in eastern Hendricks County and in northeastern Morgan County are each within approximately a one-hour drive from the Bank's main office. The Bank does not anticipate that it will purchase real estate or build traditional branch offices in these markets; instead, the Bank plans to lease approximately 2,000 to 2,500 square feet for each of the proposed branches. Management anticipates that the average cost for furniture, fixture, and equipment and the leasehold improvement for each of these branch locations will be approximately $300,000, with an annual lease expense of approximately $30,000 per year. Management does not expect to sign a lease for any location until the Bank has hired an individual from within the market to lead the Bank's business development initiatives at that location. The Bank has engaged an executive search firm to assist it in locating and hiring the desired individuals for this purpose. There can be no assurances that the Bank will be successful in hiring an individual to lead the Bank's business development initiatives in the market or that it will be able to sign a lease at the desired location in the market.

         Even though the Bank anticipates that it will be entering new markets, management will not compromise the Bank's loan underwriting standards in order to make loans in these new markets. The Bank will utilize its existing loan underwriting standards and policies and procedures at all Bank locations. In the new markets the Bank will seek to attract customers who will maintain checking accounts in excess of $10,000 and who will purchase certificates of deposit in excess of $25,000 by competitively pricing the Bank's existing products and services.

         The Bank has been able to increase its deposit market share in the Monroe County market through competitive pricing, marketing and an emphasis on service. The Bank's deposits grew by $212.6 million, or 23.3%, during the five-year period between June 30, 1994 and June 30, 1999 and the Bank was able to grow its deposit market share from 20.7% to 24.9%. Like many financial institutions, this growth in deposits has not kept pace with the Bank's growth in loans. The Bank has addressed short-term liquidity needs by borrowing federal funds (short-term borrowings from other banks).

         The Bank, like many financial institutions, believes that it is possible to utilize technology to enhance customer satisfaction. The Bank began offering its Internet banking service in 1999, which provides customer account information and cash management features.

         As a community bank, management also believes that the Bank must continue to promote community involvement and leadership among Bank employees.

         Company Activities. The Company, as a bank holding company, engages in commercial banking through the Bank. The Company may also engage in certain non-banking activities closely related to banking and own certain other business companies that are not banks, subject to applicable laws and regulations, although it has no current plans to do so.


Forward Looking Statements.
---------------------------

         Some of the information in this Form 10 includes forward-looking statements concerning the intent, belief, outlook, estimate or expectations of the Company and its subsidiaries, its directors, or its officers primarily with respect to future events or the future operations, performance, financial condition and likelihood of success of the Company and the Bank. You can identify these statements by use of terms such as "expect," "believe," "goal," "plan," "intend," "estimate," "may," "will" or similar words. These forward-looking statements are not guarantees of future events or performance and are based upon assumptions rather than historical or current facts. The forward looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements. The factors which could cause a difference between actual results and those in the forward looking statements include changes in interest rates; loss of deposits and loan demand to other financial institutions; substantial changes in financial markets; changes in real estate values and the real estate market; or regulatory changes. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.


                           SUPERVISION AND REGULATION
                           --------------------------

         Both the Company and the Bank operate in highly regulated environments and are subject to supervision and regulation by several governmental regulatory agencies, including the Federal Reserve Board, the FDIC, and the Indiana Department of Financial Institutions. The laws and regulations established by these agencies are generally intended to protect depositors, not shareholders. Changes in applicable laws, regulations, governmental policies, income tax laws and accounting principles may have a material effect on our business and prospects. The following summary is qualified by reference to the statutory and regulatory provisions discussed.

Monroe Bancorp

         The Bank Holding Company Act. Because the Company owns all of the outstanding capital stock of the Bank, it is registered as a bank holding company under the federal Bank Holding Company Act of 1956 and is subject to periodic examination by the Federal Reserve and required to file periodic reports of its operations and any additional information that the Federal Reserve may require.

         Investments, Control, and Activities. With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before acquiring another bank holding company or acquiring more than 5% of the voting shares of a bank (unless it already owns or controls the majority of such shares).

         Bank holding companies are prohibited, with certain limited exceptions, from engaging in activities other than those of banking or of managing or controlling banks. They are also prohibited from acquiring or retaining direct or indirect ownership or control of voting shares or assets of any company which is not a bank or bank holding company, other than subsidiary companies furnishing services to or performing services for their subsidiaries, and other subsidiaries engaged in activities which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be incidental to these operations. The Bank Holding Company Act does not place territorial restrictions on the activities of such nonbanking-related activities.

         The Company does not currently plan to engage in any activity other than owning the stock of the Bank.

         Dividends. The Federal Reserve's policy is that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weakened the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

         Source of Strength. In accordance with Federal Reserve Board policy, the Company is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which the Company might not otherwise do so.

Monroe County Bank

         General Regulatory Supervision. The Bank is an Indiana-chartered banking corporation subject to examination by the Indiana Department of Financial Institutions. The Indiana Department of Financial Institutions (DFI) and the FDIC regulate or monitor virtually all areas of the Bank's operations. The Bank must undergo regular on site examinations by the FDIC and DFI and must submit annual reports to the FDIC and the DFI.

         Lending Limits. Under Indiana law, the total loans and extensions of credit by an Indiana-chartered bank to a borrower outstanding at one time and not fully secured may not exceed 15% of the bank's capital and unimpaired surplus.

         Deposit Insurance. Deposits in the Bank are insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules. The Bank is subject to deposit insurance assessment by the FDIC pursuant to its regulations establishing a risk-related deposit insurance assessment system, based upon the institution's capital levels and risk profile. The Bank is also subject to assessment for the Financial Corporation (FICO) to service the interest on its bond obligations. The amount assessed on individual institutions, including the Bank, by FICO is in addition to the amount paid for deposit insurance according to the risk-related assessment rate schedule. Increases in deposit insurance premiums or changes in risk classification will increase the Bank's cost of funds, and we may not be able to pass these costs on to our customers.

         Transactions with Affiliates and Insiders. The Bank is subject to limitations on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets. The Bank is also prohibited from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

         Extensions of credit by the Bank to its executive officers, directors, certain principal shareholders, and their related interests must:

     o be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties; and

     o not involve more than the normal risk of repayment or present other unfavorable features.

         Dividends. Under Indiana law, the Bank may pay dividends from its undivided profits in an amount declared by its board of directors, subject to prior approval of the Indiana Department of Financial Institutions if the proposed dividend, when added to all prior dividends declared during the current calendar year, would be greater than the current year's "net profits" and retained "net profits" for the previous two calendar years.

         Federal law generally prohibits the Bank from paying a dividend to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of such bank, to be an unsafe and unsound banking practice.

         Branching and Acquisitions. Branching by the Bank requires the prior approval of the FDIC and the DFI. Under current law, Indiana chartered banks may establish branches throughout the state and in other states. Congress authorized interstate branching, with certain limitations, beginning in 1997. Indiana law authorizes an Indiana bank to establish one or more branches in states other than Indiana through interstate merger transactions and to establish one or more interstate branches through de novo branching or the acquisition of a branch.

         Community Reinvestment Act. The Community Reinvestment Act requires that the FDIC evaluate the record of the Bank in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could result in the imposition of additional requirements and limitations on the Bank.

         Capital Regulations. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories of 0%, 20%, 50%, or 100%, with higher levels of capital being required for the categories perceived as representing greater risk. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. Neither the Company nor the Bank has received any notice indicating that either is subject to higher capital requirements.

         The federal bank regulatory authorities have also implemented a leverage ratio to supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base.

         The Bank is also subject to the FDIC's "prompt corrective action" regulations, which implement a capital-based regulatory scheme designed to promote early intervention for troubled banks. This framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." As of September 30, 2000, the Bank was qualified as "well capitalized." It should be noted that a bank's capital category is determined solely for the purpose of applying the FDIC's "prompt corrective action" regulations and that the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decreases, as it moves downward through the capital categories. Bank holding companies controlling financial institutions can be required to boost the institutions' capital and to partially guarantee the institutions' performance.

         Other Regulations. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

          o Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

          o Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

          o Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

          o Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

          o Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

          o rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

         The deposit operations of the Bank also are subject to the:

          o Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

          o Electronic Funds Transfer Act, and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking service.

         Enforcement Powers. Federal regulatory agencies may assess civil and criminal penalties against depository institutions and certain "institution-affiliated parties," including management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs. In addition, regulators may commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, regulators may issue cease-and-desist orders to, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the regulator to be appropriate.

         Recent Legislative Developments. On November 12, 1999, the President of the United States signed into law the Financial Services Modernization Act of 1999, which for the first time allow banks, securities firms and insurance companies to affiliate in a new financial holding company structure. Neither the Company nor the Bank can predict what impact the Financial Services Modernization Act will have on financial institutions. One consequence may be increased competition from large financial services companies that, under this new law, will be permitted to provide many types of financial services to customers.

         Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Item 2.  Financial Information.

         Selected Financial Data
         -----------------------

                              FINANCIAL HIGHLIGHTS
                              --------------------
         (Dollar amounts in thousands, except share and per share data)

                                    For the nine months ended
                                          September 30,                         For the years ended December 31,
                                       2000           1999         1999         1998         1997         1996         1995
                                     ---------      ---------    ---------    ---------    ---------    ---------    ---------
   Summary of operations
Net interest income                  $  11,704      $  11,006    $  14,769    $  14,101    $  13,256    $  12,465    $  11,803
Noninterest income                       2,955          2,539        3,852        3,079        2,275        1,996        1,862
Noninterest expense                     (8,143)        (7,911)     (11,052)      (9,683)      (8,416)      (7,699)      (7,409)
Net income                               4,001          3,535        4,723        4,645        4,384        4,101        3,683


   Per common share
Basic earnings per share             $    0.65      $    0.58    $    0.77    $    0.76    $    0.72    $    0.67    $    0.60
Cash dividends per share                  0.30           0.24         0.34         0.32         0.27         0.22         0.17
Book value per common share               5.98           5.53         5.62         5.25         4.79         4.33         3.92



   Selected year-end balances
Total assets                         $ 434,125      $ 397,542    $ 416,649    $ 375,418    $ 323,874    $ 293,091    $ 285,056
Total securities                       100,863        104,823      109,237       83,309       62,360       59,836       48,476
Total loans                            293,497        261,797      273,894      244,503      233,414      209,417      199,405
Total deposits                         338,399        316,179      313,150      305,058      276,138      256,744      250,498
Shareholders' equity                    36,721         33,905       34,444       32,138       29,284       26,411       24,114


   Selected average balances
Total assets                         $ 426,853      $ 387,757    $ 393,225    $ 345,697    $ 310,647    $ 292,159    $ 262,737
Total securities                       105,921         97,555       99,718       70,363       59,824       56,254       45,738
Total loans                            284,418        249,634      254,397      239,611      222,744      201,268      188,420
Total deposits                         335,239        311,857      314,769      288,204      269,147      254,978      231,671
Shareholders' equity                    35,639         33,126       33,445       30,803       28,217       25,693       22,968


   Ratios based on average balances
Return on assets                          1.25%          1.22%        1.20%        1.34%        1.41%        1.40%        1.40%
Return on equity                         15.00%         14.27%       14.12%       15.08%       15.54%       15.96%       16.04%

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
           -----------------------------------------------------------

                            Introduction and Overview
                            -------------------------

         This Management's discussion and analysis provides an analysis of the major components of the Company's results of operations for the three years ended December 31, 1999, 1998, and 1997, and the nine months ended September 30, 2000 and 1999, and financial condition as of December 31, 1999 and 1998 and September 30, 2000. This information should be read in conjunction with the accompanying consolidated financial statements and footnotes contained elsewhere in this report.

         Management believes the improvement in financial performance for the nine months ended September 30, 2000 compared to the same period in 1999 is the result of: 1) the Company's strategic focus which encompasses maintaining excellent asset quality, becoming less dependent on interest margin growth, establishing expense controls that maintain expense growth at a level below that of earnings growth, pursuing efficiency through selective uses of technology and growth in the Bank's primary market area; and 2) the new Management team's ability to execute these new strategies.

                              Results of Operations
                              ---------------------

The Company's historical operating results and financial condition are summarized in the following table:

                          FIVE YEAR FINANCIAL SUMMARY
                          ---------------------------
              (Dollar amounts in thousands, except per share data)

                                   At or for the nine months
                                      ended September 30,                     At or for the years ended December 31,
                                      2000          1999          1999          1998          1997          1996         1995
                                   -----------   -----------   -----------   -----------   -----------   -----------   ----------
   Summary of operations
Interest income - tax equivalent   $    23,967   $    20,922   $    28,277   $    26,715   $    24,785   $    23,419   $   21,597
Interest expense                        11,658         9,270        12,650        11,900        10,893        10,366        9,286
                                   -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Net interest income                   12,309        11,652        15,627        14,815        13,892        13,053       12,311
Tax equivalent adjustment (1)             (605)         (646)         (858)         (714)         (636)         (588)        (508)
                                   -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Net interest income                   11,704        11,006        14,769        14,101        13,256        12,465       11,803
Provision for loan losses                 (540)         (405)         (585)         (480)         (450)         (480)        (630)
Noninterest income                       2,955         2,539         3,852         3,079         2,275         1,996        1,862
Noninterest expenses                    (8,143)       (7,911)      (11,052)       (9,683)       (8,416)       (7,699)      (7,409)
                                   -----------   -----------   -----------   -----------   -----------   -----------   ----------

Income before income taxes               5,976         5,229         6,984         7,017         6,665         6,282        5,626
Income tax expense                       1,975         1,694         2,261         2,372         2,281         2,181        1,943
                                   -----------   -----------   -----------   -----------   -----------   -----------   ----------

Net income                         $     4,001   $     3,535   $     4,723   $     4,645   $     4,384   $     4,101   $    3,683
                                   ===========   ===========   ===========   ===========   ===========   ===========   ==========


Basic earnings per share           $      0.65   $      0.58   $      0.77   $      0.76   $      0.72   $      0.67   $     0.60
Diluted earnings per share                0.65          0.58          0.77          0.76          0.72          0.67         0.60
Dividends per common share                0.30          0.24          0.34          0.32          0.27          0.22         0.17


Cash dividends declared            $     1,839         1,469   $     2,081   $     1,955   $     1,647   $     1,353   $    1,066
Book value per common share               5.98          5.53          5.62          5.25          4.79          4.33         3.92
Average common shares outstanding    6,133,990     6,123,990     6,125,240     6,115,240     6,105,240     6,146,393    6,150,240


   Selected period-end balances
Total assets                       $   434,125   $   397,542   $   416,649   $   375,418   $   323,874   $   293,091   $  285,056
Earning assets                         395,666       367,885       384,388       350,201       299,811       271,738      265,681
Total securities                       100,863       104,823       109,237        83,309        62,360        59,836       48,476
Loans - net of unearned income         293,497       261,797       273,894       244,503       233,414       209,417      199,405
Allowance for loan losses                3,793         3,637         3,343         3,562         3,341         3,201        2,928
Total deposits                         338,399       316,179       313,150       305,058       276,138       256,744      250,498
Short-term borrowings                   46,175        31,676        46,694        22,967         8,718         6,355        7,053
Long-term debt                           6,585        10,442        16,188         9,976         5,492           108          122
Shareholders' equity                    36,721        33,905        34,444        32,138        29,284        26,411       24,114


   Selected average balances
Total assets                       $   426,853   $   387,757   $   393,225   $   345,697   $   310,647   $   292,159   $  262,737
Earning assets                         394,215       359,645       364,115       322,006       291,668       274,570      246,470
Total Securities                       105,921        97,555        99,718        70,363        59,824        56,254       45,738
Loans                                  284,418       249,634       254,397       239,611       222,744       201,268      188,420
Allowance for loan losses                3,588         3,610         3,572         3,380         3,297         3,206        2,711
Total deposits                         335,239       311,857       314,769       288,204       269,147       254,978      231,671
Shareholders' equity                    35,639        33,126        33,445        30,803        28,217        25,693       22,968


   Performance Ratios
Average loans to average deposits        84.84%        80.05%        80.82%        83.14%        82.76%        78.94%       81.33%
Allowance to period end loans             1.29%         1.39%         1.22%         1.46%         1.43%         1.53%        1.47%
Average equity to average assets          8.35%         8.54%         8.51%         8.91%         9.08%         8.79%        8.74%
Return on assets                          1.25%         1.22%         1.20%         1.34%         1.41%         1.40%        1.40%
Return on equity                         15.00%        14.27%        14.12%        15.08%        15.54%        15.96%       16.04%
Dividend payout ratio (2)                45.96%        41.56%        44.06%        42.09%        37.57%        32.99%       28.94%
Efficiency ratio (3)                     53.35%        55.75%        56.74%        54.11%        52.06%        51.16%       52.28%

1) Tax equivalent basis was calculated using a 34% rate for all periods presented.

2) Dividends declared on common shares divided by net income available to common shares.

3) The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income, on a tax-equivalent basis, and noninterest income.

                               Net Interest Income
                               -------------------

         Net interest income has historically been the most significant component of the Bank's earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans and securities and interest paid on deposits and other borrowed funds. The net interest margin is this difference expressed as a percentage of average earning assets. Net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities, and the overall level of interest rates. Although there are a certain number of these factors which can be controlled by management's policies and actions, certain other factors, such as the general level of credit demand, Federal Reserve Board monetary policy, and changes in tax laws are beyond the control of management.

         The following tables present information to assist in analyzing net interest income. The table of Average Balance Sheets and Interest Rates presents the major components of interest-earning assets and interest-bearing liabilities related interest income and expense and the resulting yield or cost. For analytical purposes, interest income presented in the table has been adjusted to a tax equivalent basis assuming a 34% tax rate for all years. The tax equivalent adjustment recognizes the income tax savings when comparing taxable and tax-exempt assets.

                    Average Balance Sheets and Interest Rates
                    -----------------------------------------
                          (Dollar amounts in thousands)

                                               9 Months Ended September 30,                9 Months Ended September 30,
                                                            2000                                        1999
                                         -----------------------------------------    ---------------------------------------
                                            Average                       Average        Average                   Average
                 ASSETS                     Balance        Interest       Rate           Balance      Interest       Rate
                                         -----------------------------------------    ---------------------------------------
Interest earning assets
  Securities
    Taxable                              $      69,423  $      2,998         5.77%    $      58,329   $     2,475       5.67%
    Tax-exempt (1)                              36,498         1,736         6.35%           39,226         1,874       6.39%
                                         -------------  ------------   -----------    -------------   ----------- -----------
      Total securities                         105,921         4,734         5.97%           97,555         4,349       5.96%

  Loans (2)                                    284,418        19,031         8.94%          249,634        16,097       8.62%
   Time deposits with banks                         34             1         3.93%              113             3       3.55%
   FHLB Stock                                    1,232            75         8.13%            1,180            71       8.04%
  Federal funds sold                             2,610           126         6.45%           11,163           402       4.81%
                                         -------------  ------------   -----------    -------------   ----------- -----------
   Total interest earning assets               394,215        23,967         8.12%          359,645        20,922       7.78%
                                                                       -----------                                -----------

Noninterest earning assets
  Allowance for loan losses                     (3,588)                                      (3,610)
  Premises and equipment                        10,449                                        7,966
  Cash and due from banks                       17,458                                       16,155
  Accrued interest and other assets              8,319                                        7,601
                                         -------------                                -------------
      Total assets                       $     426,853                                    $ 387,757
                                         =============                                =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities
  Total interest-bearing deposits         $    281,366         9,571         4.54%     $    260,421         7,975       4.09%
  Borrowed funds
    Short-term borrowings                       38,764         1,592         5.49%           28,650           890       4.15%
    Long-term debt                              11,276           495         5.86%            9,390           405       5.77%
                                         -------------  ------------   -----------    ------------- ------------- -----------
      Total borrowed funds                      50,040         2,087         5.57%           38,040         1,295       4.55%
                                         -------------  ------------   -----------    ------------- ------------- -----------
  Total interest-bearing liabilities           331,406        11,658         4.70%          298,461         9,270       4.15%
                                                        ------------   -----------                  ------------- -----------

Noninterest-bearing liabilities

  Noninterest-bearing demand deposits           53,873                                       51,436
  Other liabilities                              5,935                                        4,734
  Shareholders' equity                          35,639                                       33,126
                                         -------------                                -------------
  Total liabilities and
    shareholders' equity                  $    426,853                                 $    387,757
                                         =============                                =============


Interest margin recap
  Net interest income and
    interest rate spread                                   $ 12,309         3.42%                       $ 11,652       3.63%
                                                        ============   -----------                  ============= -----------
  Net interest income margin                                                4.17%                                      4.33%
                                                                       ===========                                ===========

(1) Interest income on tax-exempt securities has been adjusted to a tax equivalent basis using a marginal federal income tax rate of 34% for all years.

(2) Nonaccrual loans are included in average loan balances and loan fees are included in interest income.

              -----------------------------------------------------
                          (Dollar amounts in thousands)

                                                                     Years ended December 31,
                                                            1999                                     1998
                                         -----------------------------------------    -------------------------------------
                                            Average                      Average        Average                     Average
                      ASSETS                Balance       Interest         Rate         Balance         Interest      Rate
                                         -----------------------------------------    -------------------------------------
Interest earning assets
  Securities
    Taxable                                  $  60,456  $      3,431         5.68%    $      38,831   $     2,328       6.00%
    Tax-exempt (1)                              39,262         2,495         6.35%           31,532         2,074       6.58%
                                         -------------  ------------   -----------    -------------   ----------- -----------
      Total securities                          99,718         5,926         5.94%           70,363         4,402       6.26%

  Loans (2)                                    254,397        21,832         8.58%          239,611        21,643       9.03%
   Time deposits with banks                         95             3         3.16%               77             3       3.90%
   FHLB Stock                                    1,180            94         7.97%            1,134            91       8.02%
  Federal funds sold                             8,725           422         4.84%           10,821           576       5.32%
                                         -------------  ------------   -----------    -------------   ----------- -----------
   Total interest earning assets               364,115        28,277         7.76%          322,006        26,715       8.29%
                                                                       -----------                                -----------

Noninterest earning assets
  Allowance for loan losses                     (3,572)                                      (3,380)
  Premises and equipment                         8,393                                        6,556
  Cash and due from banks                       16,604                                       14,017
  Accrued interest and other assets              7,685                                        6,498
                                         -------------                                -------------
      Total assets                       $     393,225                                $     345,697
                                         =============                                =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities
  Total interest-bearing deposits        $     262,552        10,776         4.10%    $     239,603        10,819       4.52%
  Borrowed funds
    Short-term borrowings                       30,226         1,300         4.30%           15,776           698       4.42%
    Long-term debt                               9,914           574         5.79%            6,135           383       6.24%
                                         -------------  ------------   -----------    -------------   ----------- -----------
      Total borrowed funds                      40,140         1,874         4.67%           21,911         1,081       4.93%
                                         -------------  ------------   -----------    -------------   ----------- -----------
  Total interest-bearing liabilities           302,692        12,650         4.18%          261,514        11,900       4.55%
                                                        ------------   -----------                    ----------- -----------

Noninterest-bearing liabilities
  Noninterest-bearing demand deposits           52,217                                       48,601
  Other liabilities                              4,871                                        4,779
  Shareholders' equity                          33,445                                       30,803
                                         -------------                                -------------
  Total liabilities and
    shareholders' equity                 $     393,225                                $     345,697
                                         =============                                =============

Interest margin recap
  Net interest income and
    interest rate spread                                $     15,627         3.58%                    $    14,815       3.74%
                                                        ============   -----------                    =========== -----------
  Net interest income margin                                                 4.29%                                      4.60%
                                                                       ===========                                ===========

                                               Years ended December 31,
                                                         1997
                                         --------------------------------------
                                             Average                  Average
                      ASSETS                   Balance      Interest      Rate
                                         --------------------------------------
Interest earning assets
  Securities
    Taxable                              $      32,250   $     1,903       5.90%
    Tax-exempt (1)                              27,574         1,829       6.63%
                                         -------------   ----------- -----------
      Total securities                          59,824         3,732       6.24%

  Loans (2)                                    222,744        20,534       9.22%
   Time deposits with banks                         26             3      11.54%
   FHLB Stock                                      784            63       8.04%
  Federal funds sold                             8,290           453       5.46%
                                         -------------   ----------- -----------
   Total interest earning assets               291,668        24,785       8.49%
                                                                     -----------

Noninterest earning assets
  Allowance for loan losses                     (3,297)
  Premises and equipment                         4,680
  Cash and due from banks                       12,181
  Accrued interest and other assets              5,415
                                         -------------
      Total assets                       $     310,647
                                         =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities
  Total interest-bearing deposits        $     228,726        10,426       4.56%
  Borrowed funds
    Short-term borrowings                        6,978           317       4.54%
    Long-term debt                               2,289           150       6.55%
                                         -------------   ----------- -----------
      Total borrowed funds                       9,267           467       5.04%
                                         -------------   ----------- -----------
  Total interest-bearing liabilities           237,993        10,893       4.58%
                                                         ----------- -----------

Noninterest-bearing liabilities
  Noninterest-bearing demand deposits           40,421
  Other liabilities                             4,016
  Shareholders' equity                          28,217
                                         -------------
  Total liabilities and
    shareholders' equity                 $     310,647
                                         =============

Interest margin recap
  Net interest income and
    interest rate spread                                 $    13,892       3.91%
                                                         =========== -----------
  Net interest income margin                                               4.76%
                                                                     ===========

(1) Interest income on tax-exempt securities has been adjusted to a tax equivalent basis using a marginal federal income tax rate of 34% for all years.

(2) Nonaccrual loans are included in average loan balances and loan fees are included in interest income.

         The following table depicts the dollar effect of volume and rate changes from 1997 through September 30, 2000. Variances, which were not specifically attributable to volume or rate, were allocated proportionately between rate and volume using the absolute values of each as a basis for the allocation. Nonaccrual loans were included in the average loan balances used in determining the yields.

                             Volume / Rate Analysis
                             ----------------------
                         (Dollar amounts in thousands)

                                September 30, 2000 change from       December 31, 1999 change        December 31, 1998 change
                                   September 30, 1999 due to            from 1998 due to                  from 1997 due to
                                 Volume       Rate        Total   Volume        Rate       Total   Volume      Rate        Total
                                 -------     -------     -------  -------     -------     -------  -------    -------     -------
Interest income
  Loans                          $ 2,309     $   624     $ 2,933  $ 1,372     $(1,183)    $   189  $ 1,580    $  (471)    $ 1,109
  Securities
    Taxable                          478          45         523    1,360        (257)      1,103      394         31         425
    Tax-exempt                      (130)         (8)       (138)     524        (103)        421      265        (20)        245
                                 -------     -------     -------  -------     -------     -------  -------    -------     -------
      Total securities interest      348          37         385    1,883        (359)      1,524      659         11         670
Time deposits with banks              (2)         (0)         (2)       1          (1)          0        9         (9)          0
FHLB stock                             3           1           4        4          (1)          3       28         (0)         28
Federal funds sold                  (328)         52        (276)     (92)        (62)       (154)     142        (19)        123
                                 -------     -------     -------  -------     -------     -------  -------    -------     -------

      Total interest income        2,329         715       3,044    3,167      (1,605)      1,562    2,408       (478)      1,930

Interest expense
  Interest-bearing deposits          671         925       1,596    1,085      (1,128)        (43)     500       (107)        393
  Short-term borrowings              367         335         702      657         (55)        602      410        (29)        381
  Long-term debt                      83           7          90      251         (60)        191      264        (31)        233
                                 -------     -------     -------  -------     -------     -------  -------    -------     -------
      Total interest expense       1,121       1,267       2,388    1,992      (1,242)        750    1,173       (166)      1,007
                                 -------     -------     -------  -------     -------     -------  -------    -------     -------

      Net interest income        $ 1,208     $  (552)    $   656  $ 1,174     $  (362)    $   812  $ 1,236    $  (313)    $   923
                                 =======     =======     =======  =======     =======     =======  =======    =======     =======

         Net interest income on a tax equivalent basis for the first nine months of 2000 was 5.64% higher than the same period in 1999, while the net interest margin was 16 basis points lower than the prior period. Net interest income on a tax equivalent basis for year ended December 31, 1999 was 5.48% higher than 1998, while the net interest margin for 1999 was 4.29%, or 31 basis points lower than the prior year. Tax-equivalent net interest income was 6.64% higher for year ended December 31, 1998 compared to 1997, and the net interest margin decreased 16 basis points to 4.60% from 4.76% in 1997.

          Nine Months Ended September 30, 2000 Compared to Nine Months
                            Ended September 30, 1999
          ------------------------------------------------------------
         Interest rates were stable for the first six months of 1999. From June 1999 to May 2000, the prime rate increased 175 basis points and has remained stable since then. The increase in net interest income during the first nine months of 2000 was mainly due to increased earning asset volume. The net interest margin declined due to deposit growth occurring mainly in higher yielding deposit accounts, and because deposits repriced more quickly than loans and investment securities. The average loans to deposits ratio grew to 84.84% at September 30, 2000, compared to 80.05% at September 30, 1999.

               Year Ended December 31, 1999 Compared to Year Ended
                                December 31, 1998
               ---------------------------------------------------
         In comparing 1999 to 1998, there were a number of differences in the interest rate environment in which the Company operated. The most noticeable difference between the two years was that interest rates increased during the last half of 1999, while interest rates declined during the last quarter of 1998.

         Average loans, as a percent of average earning assets, declined to 69.87% for 1999 from 74.41% for 1998. Asset growth occurred proportionately more in lower yielding securities than in loans, which resulted in a lower average yield on earning assets. Deposit growth occurred in interest bearing demand deposit accounts, more specifically, high-yield money market saving accounts. The Company also experienced strong growth in repurchase agreements, which carry a relatively higher rate of interest. As interest rates increased, the Bank's deposits repriced more quickly than its loans and securities, therefore, the net interest margin decreased. To offset this decrease in the margin, the Bank began to focus on growing other revenue sources, on containing costs and on streamlining operations. Overall, the increase in net-interest earning asset volume during the year compensated for the general decline in yields, which resulted in higher net interest income, but a lower net interest margin.

               Year Ended December 31, 1998 Compared to Year Ended
                                December 31, 1997
               ---------------------------------------------------
         The increase in 1998 net interest income was mainly due to increased earning asset volume. The prime rate decreased during the last quarter of 1998. This decline caused the average rate on interest-earning assets and interest-bearing liabilities to decrease. An increase in local competition for loans coupled with growth in higher yielding deposit accounts and repurchase agreements caused the net interest margin to decline from 1997.


                   Provision for Loan Losses and Asset Quality
                   -------------------------------------------

         The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. Factors considered in establishing an appropriate allowance include: a comprehensive analysis of the levels and trends of loan categories; an analysis of individual credits; a determination of the value and adequacy of underlying collateral; adverse situations that could affect a borrower's ability to repay; prior and current loss experience; current economic conditions; and a review of delinquent and classified loans.

         The Company maintains a comprehensive loan review program to evaluate loan administration, credit quality, and loan documentation. This program also includes a regular review of problem loan reports, delinquencies, and charge-offs. The adequacy of the allowance for loan losses is evaluated on a quarterly basis. The Company's methodology for assessing the appropriate reserve level consists of several key elements.

         Larger commercial, real estate and consumer loans that exhibit potential or observed weaknesses are subject to individual review. Any one of the following conditions may result in the individual review of a specific loan: concern about whether the customer's cash flow or net worth are sufficient to repay the loan; delinquent status; the loan has been criticized in a regulatory examination; the loan is impaired as provided in Statement of Financial Accounting Standards No. 114; the accrual of interest has been suspended and when the loan has other special or unusual characteristics which suggest special monitoring is warranted. Where appropriate, an allocation is made to the allowance for individual loans based on management's estimate of the borrowers' ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Company.

         Historical loss ratios are applied to commercial loans not subject to specific allowance allocations. Smaller homogeneous loans, such as consumer installment and residential real estate loans are not individually risk graded. An allowance is established for each pool of loans based upon historical loss ratios. Loss ratios are based on a three-year average net charge-off history by loan category.

         The unallocated portion of the allowance is determined based on management's assessment of economic conditions and specific economic factors in the individual markets in which the Company operates. The unallocated portion of the allowance is maintained to recognize the imprecision in estimating and measuring loss when evaluating the allowance for pools of loans.

         The allowance for loan losses is based on estimates of losses inherent in the loan portfolio. Actual losses can vary significantly from the estimated amounts. Our methodology as described permits adjustments to any loss factor used in the determination of the allowance in the event that, in management's judgement, significant factors which affect the collectibility of the portfolio as of the evaluation date are not reflected in the loss factors. By assessing the estimated losses inherent in the loan portfolio on a quarterly basis, we are able to adjust specific and inherent loss estimates based upon any recent information that has become available.

         The following table presents activity in the allowance for loan losses during the years indicated. The Company's policy is to charge-off loans when, in management's opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize future recoveries.

                     Analysis of Allowance for Loan Losses
                     -------------------------------------
                         (Dollar amounts in thousands)

                                                Nine Months Ended
                                                   September 30,                      Years Ended December 31,
                                              ---------------------   ---------------------------------------------------------
                                                2000        1999        1999        1998        1997        1996        1995
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Balance at beginning of year                  $   3,343   $   3,562   $   3,562   $   3,341   $   3,201   $   2,928   $   2,650

Loans charged off
-----------------
  Commercial, financial and agricultural            (24)       (157)       (522)        (17)       (169)        (55)       (311)
  Real Estate                                       (55)        (60)       (143)       (157)        (52)       (234)        (67)
  Installment                                       (92)       (154)       (195)       (153)       (166)       (184)       (192)
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                         Total charge-offs         (171)       (371)       (860)       (327)       (387)       (473)       (570)
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------

Charge-offs recovered
---------------------
  Commercial, financial and agricultural             42          12          18          12          18         170         177
  Real Estate                                         9           7          10          11          19          12         -
  Installment                                        30          22          28          45          40          84          41
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                         Total recoveries            81          41          56          68          77         266         218
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------

Net loans charged off                               (90)       (330)       (804)       (259)       (310)       (207)       (352)
Current year provision                              540         405         585         480         450         480         630
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------

Balance at end of period                      $   3,793   $   3,637   $   3,343   $   3,562   $   3,341   $   3,201   $   2,928
                                              =========   =========   =========   =========   =========   =========   =========

Loans at period end                           $ 293,497   $ 261,797   $ 273,894   $ 244,503   $ 233,414   $ 209,417   $ 199,405

Ratio of allowance to loans
  at period end                                    1.29%       1.39%       1.22%       1.46%       1.43%       1.53%       1.47%

Average loans                                 $ 284,418   $ 249,634   $ 254,397   $ 239,611   $ 222,744   $ 201,268   $ 188,420

Ratio of net loans charged off
  to average loans                                 0.03%       0.13%       0.32%       0.11%       0.14%       0.10%       0.19%

     The allocation of the allowance for loan losses is illustrated in the following table. The Company regards the allowance as a general allowance which is available to absorb losses from all loans. The allocation of the allowance as shown in this table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will occur in these amounts.

                                    Allowance
                                    ---------
                          (Dollar amounts in thousands)

                                                         Allocation of allowance for loan losses
                                          ------------------------------------------------------------------
                                           September 30,                      December 31,
                                          ----------------    ----------------------------------------------
                                           2000      1999      1999      1998      1997      1996      1995
                                          ------    ------    ------    ------    ------    ------    ------
Commercial, financial and agricultural    $  957    $1,085    $  804    $  979    $  770    $  992    $  873
Real Estate                                2,235     2,005     1,927     1,999     2,017     1,717     1,503
Installment                                  392       285       325       334       338       274       239
Unallocated                                  209       262       287       250       216       218       313
                                          ------    ------    ------    ------    ------    ------    ------

     Total allowance for loan losses      $3,793    $3,637    $3,343    $3,562    $3,341    $3,201    $2,928
                                          ======    ======    ======    ======    ======    ======    ======

         Nonperforming assets and their relative percentages to loan balances are presented in the following table. The level of nonperforming loans and leases is an important element in assessing asset quality and the relevant risk in the credit portfolio. Nonperforming loans include nonaccrual loans, restructured loans and loans delinquent 90 days or more. Loans are evaluated for nonaccrual status when payments are past due over 90 days. Loans significantly past due and not well secured and in the process of collection are generally placed on nonaccrual status. Another element associated with asset quality is other real estate owned (OREO), which represents properties acquired by the Company through loan defaults by customers.

                              Nonperforming Assets
                              --------------------
                         (Dollar amounts in thousands)

                                                        as of  September 30,                     as of December 31,
                                                        --------------------    --------------------------------------------------
                                                           2000       1999       1999       1998       1997       1996       1995
                                                          ------     ------     ------     ------     ------     ------     ------
Principal balance
-----------------
  Nonaccrual                                              $  383     $  946     $  389     $1,189     $1,362     $1,005     $  315
  Restructured                                               851      1,043      1,115        859        690        705        901
  90 days or more past due and still accruing              1,944      1,171        849      1,363        831      1,169        682
                                                          ------     ------     ------     ------     ------     ------     ------

                             Total nonperforming loans    $3,178     $3,160     $2,353     $3,411     $2,883     $2,879     $1,898
                                                          ======     ======     ======     ======     ======     ======     ======

Nonperforming loans as a percent of loans                   1.08%      1.21%      0.86%      1.40%      1.24%      1.37%      0.95%

Other real estate owned                                   $  361     $  320     $   89     $  497     $  101     $  213      $ -

OREO as a percent of loans                                  0.12%      0.12%      0.03%      0.20%      0.04%      0.10%      0.00%

Allowance as a percent of
  nonperforming loans                                     119.35%    115.09%    142.07%    104.43%    115.89%    111.18%    154.27%

         During 1999, interest income recorded on nonperforming loans totaled $82,000. Had these loans been accruing interest at their contractual rates, interest income would have been $153,000 for 1999.

          Nine Months Ended September 30, 2000 Compared to Nine Months
                            Ended September 30, 1999
          ------------------------------------------------------------
         Net charge-offs declined for the first nine months of 2000, and were $90,000 compared to $330,000 for the first nine months of 1999. Management does not anticipate any significant charge-offs during the remainder of 2000. Nonaccrual loans declined 59.5% or $563,000 at September 30, 2000 compared to September 30, 1999, mainly because five loans, portions of which were charged off during the last quarter of 1999, were on nonaccrual status at September 30, 1999. Loans 90 days or more past due and still accruing increased 66.01% or $773,000, from September 30, 1999 to 2000. Increases in the prime rate have been a factor in the increase in delinquencies during 2000. Overall, total nonperforming loans increased only
 .56% from September 30, 1999 to September 30, 2000. Nonperforming loans at September 30, 2000 have increased $825,000, or 35.06%, from December 31, 1999, however, Management believes loss exposure on these loans is minimal.

      Year Ended December 31, 1999 Compared to Year Ended December 31, 1998
      ---------------------------------------------------------------------
         Net charge-offs increased in 1999, mainly due $540,000 of charge-offs during the last quarter of 1999 on five loans which had been monitored for several years. The allowance, both in total dollars and as a percent of loans, declined in 1999, due to the increase in net charge-offs and continued loan growth. Management did not view the increase in charge-offs during the last quarter of 1999 as the beginning of a trend. The provision was increased during 1999 to provide for the increased charge-offs.

         While the restructured loan category increased during 1999, significant decreases were realized in nonaccrual and 90 days or more past due balances mainly due to the charge-offs mentioned above. As of December 31, 1999, loans 90 days or more past due had decreased $514,000, or 37.71%, from the prior year. Commercial loan balances in this category increased $504,000, mortgage and indirect installment loan balances declined $972,000 and $46,000, respectively.

         Management believed six credits totaling approximately $1.1 million as of December 31, 1999 met the criteria for an impaired loan. A specific reserve allocation of $209,000 was made in the allowance for loan losses for the excess of the loan balance over the present value of estimated future cash flows on these loans. As of September 30, 2000, thirteen credits totaling approximately $1.1 million met the criteria for an impaired loan. A specific reserve allocation of $195,000 has been made in the allowance for loan losses for the excess of the loan balance over the present value of the estimated future cash flows on these loans.

         Management believes any loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that are not included in nonperforming or impaired loans do not represent or result from trends or uncertainties which will have a material impact on future operating results, liquidity, or capital resources.

         In addition to loans classified for regulatory purposes, management also designates certain loans for internal monitoring purposes in a watch category. Loans may be placed on management's watch list as a result of delinquent status, concern about the borrower's financial condition, or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of management's desire to monitor more closely a borrower's financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreements; however, management may have a significant degree of concern about the borrowers' ability to continue to perform according to the terms of the loans. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loans. Also, watch category loans may include credits which, although adequately secured and performing, have past delinquency problems or where unfavorable financial trends are exhibited by the borrowers.

         All watch list loans are subject to additional scrutiny and monitoring. The Company's philosophy encourages loan officers to identify borrowers that should be monitored in this fashion and believes this process ultimately results in the identification of problem loans in a more timely fashion.

The Company had loans totaling $2.3 million and $1.1 million on its watch list which were not included in impaired or nonperforming loans at September 30, 2000 and December 31, 1999, respectively.



                         Noninterest Income and Expense
                         ------------------------------
         The following table presents the balances of noninterest income and expense from 1997 through September 30, 2000 and the percentage changes between periods.

                          Noninterest Income & Expense
                          ----------------------------
                         (Dollar amounts in thousands)

                                               Nine months ended September 30,              Years ended December 31,
                                               ------------------------------- ---------------------------------------------------
                                                          % change                       % change              % change
                                                 2000     from '99      1999     1999    from '98      1998    from '97      1997
                                               -------    --------    -------  -------   --------    -------   --------    -------
Noninterest Income
Deposit service charges and fees               $ 1,122      18.35%    $   948  $ 1,354     19.82%    $ 1,130     15.66%    $   977
Trust department income                            598      40.38%        426      590     20.41%        490     26.29%        388
Commission income                                  506     336.21%        116      223     49.66%        149     61.96%         92
Security gains/(losses)                            (10)   -118.87%         53      481       N/A           -      0.00%          0
Realized gain on sale of real estate loans         148     -57.47%        348      394    -39.01%        646    126.67%        285
Other operating income                             591      -8.80%        648      810     21.99%        664     24.58%        533
                                               -------    -------     -------  -------    ------     -------    ------     -------

                  Total noninterest income     $ 2,955      16.38%    $ 2,539  $ 3,852     25.11%    $ 3,079     35.34%    $ 2,275
                                               =======    =======     =======  =======    ======     =======    ======     =======

                                               Nine months ended September 30,              Years ended December 31,
                                               ------------------------------- ---------------------------------------------------
                                                          % change                       % change              % change
                                                 2000     from '99      1999     1999    from '98      1998    from '97      1997
                                               -------    --------    -------  -------   --------    -------   --------    -------
Noninterest Expense
Salaries and employee benefits                 $ 4,977       8.91%    $ 4,570  $ 6,236      6.98%    $ 5,829     15.77%    $ 5,035
Occupancy and equipment                          1,361       3.73%      1,312    1,744     24.31%      1,403      5.41%      1,331
Other                                            1,805     -11.04%      2,029    3,072     25.34%      2,451     19.56%      2,050
                                               -------    -------     -------  -------    ------     -------    ------     -------

                  Total noninterest expense    $ 8,143       2.93%    $ 7,911  $11,052     14.14%    $ 9,683     15.05%    $ 8,416
                                               =======    =======     =======  =======    ======     =======    ======     =======

          Nine Months Ended September 30, 2000 compared to Nine Months
                            Ended September 30, 1999
          ------------------------------------------------------------
         Noninterest income increased 16.38% to $3.0 million for the first nine months of 2000 compared to $2.5 million for the first nine months of 1999. Financial Management Services, which consists of trust services, a full-service brokerage operation offered through Raymond James Financial Services, Inc., member NASD/SIPC, and a platform-based annuity and mutual fund sales program has experienced substantial growth. The platform-based, or branch-based, annuity sales program began October 1999, and mutual funds were first sold March 2000. Platform-based sales and brokerage operations have generated $506,000 of commission income during the first nine months of 2000. As of September 30, 2000, the Bank has 2 employees who hold their Series 6 license and 8 employees who hold their Series 7 license. In addition, 25 branch employees hold insurance licenses and are able to sell fixed annuities. Branch personnel have received extensive training and are coached on an ongoing basis to prepare them to work in a sales focused environment.

         The Trust Department also experienced significant growth during 2000. The fair market value of assets managed by the Trust Department was $128.2 million at September 30, 2000 compared to $106.8 million at September 30, 1999. Trustee fees grew 40.38% to $598,000 during the first nine months of 2000 compared to the same period in 1999.

         Service fees on deposit accounts increased 18.35% to $1.1 million during the first nine months of 2000 due to an increase in the fee structure in August 1999. Other operating income decreased slightly for the nine months ended September 30, 2000, primarily because the Company recognized a $49,000 gain on the sale of a warehouse in August, 1999.

         Net losses on securities during the first nine months of 2000 primarily represent unrealized losses on various mutual funds held in grantor trusts whose performance is tied to the Monroe Bancorp Directors' Deferred Compensation Plan. These losses are directly offset by a reduction in directors' deferred compensation expense.

         Non-interest expense increased only 2.93% for the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999. The bank has focused on containing costs and pursuing efficiency through the use of technology and by pushing information and decision making authority to the point of customer contact. The Company's efficiency ratio was 53.35% for the nine months ended September 30, 2000 compared to 55.75% for the same period in 1999.

      Year Ended December 31, 1999 Compared to Year Ended December 31, 1998
      ---------------------------------------------------------------------
         Noninterest income increased 25.11% to $3.9 million in 1999 compared to $3.1 million in 1998. Service charges on deposit accounts increased 19.82% due to an increase in the deposit fee structure, deposit base growth and more accounts being assessed fees, predominately insufficient funds fees. Income from trust fees increased 20.41% during 1999. The majority of the increase was attributed to the following: the general increase in overall market values of trust assets, an increase in the departmental fee structure, and an increase in the number of high market value accounts obtained throughout the year. Also, in October, the Bank began selling fixed annuities at its branches (platform-based) and recognized commission income on these sales during the latter part of 1999. This new activity, coupled with a strong increase in brokerage commissions increased commission income by 49.66%, or $74,000, in 1999. The Bank made significant investments in personnel and in fixed assets in Financial Management Services during 1999 to position this area for further growth.

         Security gains represent unrealized gains on trading securities (mutual funds) held in grantor trusts whose performance is tied to the Monroe Bancorp Directors' Deferred Compensation Plan. These gains are directly offset by a charge to directors' deferred compensation expense. Other operating income rose 21.99% over the prior year primarily because the Bank outsourced its official checks at the end of 1998, and was paid $96,000 in commissions on compensating balances and float by the vendor during 1999.

         In 1999, net gains from secondary market mortgage loan sales declined 39.01% compared to the prior year. Rising interest rates during the last half of 1999 significantly slowed the pace of mortgage refinancing. Although mortgage volume was down, the Company retained its local market leadership by originating $81.6 million of mortgage loans in Monroe County during 1999. Income from the origination and sale of mortgage loans is extremely dependent upon the current interest rate environment.

         Total noninterest expense increased 14.14% in 1999 compared to 1998. This increase is mainly attributed to the investments made in personnel and fixed assets to position the Company for growth. Occupancy and equipment expense increased 24.31% in 1999. Several factors contributed to this increase. A new, larger, Mall Road Branch was completed in May 1998. The Bank also opened a new Operations Center in a leased facility in March 1999. The Bank's Main Office was also renovated during 1999. The square footage allocated to Financial Management Services doubled during 1999 and their office space was substantially renovated to position this area for further growth.

         Other operating expenses increased $621,000, or 25.34%, in 1999. Advertising expense increased $166,000, or 43.01%, as a result of the Company's increased marketing and advertising campaigns. Appreciation on deferred directors' fees increased 37.19% or $152,000. This occurred because the Monroe Bancorp Directors' Deferred Compensation Plan was amended and the performance of this Plan became tied to grantor trusts funded with mutual funds. The market value of these mutual funds increased substantially in value during 1999, resulting in an increase in the deferred portion of director compensation and benefits. This increase in expense is directly offset by interest income, dividend income and unrealized gains on trading securities.

      Year Ended December 31, 1998 Compared to Year Ended December 31, 1997
      ---------------------------------------------------------------------
         Noninterest income increased 35.34% in 1998 compared to 1997. Net gains on mortgage loan sales increased 126.67% over 1997. The lower interest rate environment coupled with the strength in the local economy contributed to this increase. Substantial growth in trust assets led to a 26.29% increase in income from fiduciary activities. Deposit fees increased 15.66% due to deposit growth and a higher number of accounts being assessed fees. Commission income increased 61.96% solely due to increases in brokerage service commissions. Other operating income rose 24.58% during 1998 primarily as a result of a 30.89% increase in ATM income due to a full year of charging a check card fee and ATM surcharges.

         Total noninterest expense increased 15.05% in 1998 compared to 1997. Salary and employee benefit expenses increased 15.77%. David Baer, former President and CEO announced he would retire at the end of 1998, and Charles Conville was hired in May 1998 to assume the duties of President and CEO. Mr. Baer retained his position as Chairman of the Board, and remained a full time employee of the Bank through December 1998. Several new positions were added during 1998 and existing positions were upgraded to prepare for future growth. Increases in commissions paid to secondary market loan originators also added to this increase.

         Other operating expenses increased by 19.56% or $401,000. Advertising expenses increased $95,000, or 32.65%, as the Bank launched its increased marketing campaign. Supplies expense increased $81,000, or 48.30% due to increased deposit and loan activity, increased expense associated with upgrading reporting to trust customers and additional supplies required to stock the new larger Mall Road Branch. Earnings on the Directors' Deferred Compensation Plan increased by 65.71%, or $161,000. During the first half of 1998, the value of the Deferred Directors' Compensation Plan was tied to the value of the Company's stock. The stock value increased substantially during that time period, resulting in an increase in expense.


                                  Income Taxes
                                  ------------
         The Company records a provision for income taxes currently payable, along with a provision for those taxes payable in the future. Such deferred taxes arise from differences in timing of certain items for financial statement reporting rather than income tax reporting. The major difference between the effective tax rate applied to the Company's financial statement income and the federal statutory rate of 34% is interest on tax-exempt securities and loans.

         The Company's effective tax rate was 32.37%, 33.80%, and 34.22% in 1999, 1998, and 1997, respectively.

                               Financial Condition
                               -------------------

                                   Securities
                                   ----------

         Held-to-maturity securities are those which the Company has both the positive intent and the ability to hold to maturity. They are reported at amortized cost. Available-for-sale securities are those which the Company may decide to sell if needed for liquidity, asset/liability management, or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains and losses included in other comprehensive income, net of tax.

Trading securities consist of investments in various mutual funds held in grantor trusts formed by the Company related to the Monroe Bancorp Directors' Deferred Compensation Plan. The Company's obligations under the deferred compensation plan change in concert with the performance of the investments.

The following tables summarize the carrying values of securities from December 31, 1997 through December 31, 1999 and at September 30, 1999 and 2000. The maturity distribution of securities at September 30, 2000 is summarized by classification. Yields on tax-exempt securities are adjusted to a tax equivalent basis using a marginal federal tax rate of 34% for all years.

                                   Securities
                                   ----------
                          (Dollar amounts in thousands)

                                                        at September 30               at December 31,
                                                      --------------------    --------------------------------
                                                        2000        1999        1999        1998        1997
                                                      --------    --------    --------    --------    --------
Available for sale
  U.S. Treasury & U.S. Government agencies            $ 16,244    $ 15,306    $ 17,083    $ 11,370    $  8,039
  States and political subdivisions                      2,227       2,649       2,634       2,820       3,424
  Equity securities                                        292         310         402         -           -
  Mortgage-backed and asset-backed                         -           -           -           -           -
                                                      --------------------------------------------------------

                   Total available for sale           $ 18,763    $ 18,265    $ 20,119    $ 14,190    $ 11,463


Held to Maturity
  U.S. Treasury & U.S. Government agencies            $ 45,446    $ 43,954    $ 48,001    $ 31,498    $ 22,288
  States and political subdivisions                     32,439      37,449      35,879      34,694      25,664
  Mortgage-backed and asset-backed                         837       2,292       1,891       2,927       2,945
                                                      --------------------------------------------------------

                    Total held to maturity            $ 78,722    $ 83,695    $ 85,771    $ 69,119    $ 50,897


Trading securities
   Mutual funds                                       $  3,378    $  2,863    $  3,347       $ -         $ -
                                                      --------------------------------------------------------
                          Total trading securities    $  3,378    $  2,863    $  3,347       $ -         $ -
                                                      --------------------------------------------------------

                           Total Securities           $100,863    $104,823    $109,237    $ 83,309    $ 62,360
                                                      ========================================================

                          SECURITIES MATURITY SCHEDULE
                          ----------------------------
                              at September 30, 2000

                                            1 Year and Less      1 to 5 Years     5 to 10 Years    Over 10 Years        Total
                                            -----------------  -----------------  --------------- ---------------  ---------------
Available for sale                          Balance    Rate    Balance    Rate    Balance   Rate  Balance   Rate   Balance   Rate
------------------                          --------  -------  --------  -------  --------  ----- --------  -----  --------  -----
  U.S. Treasury & U.S. Government agencies   $ 1,001    6.20%   $15,243    5.80%  $     -          $    -           $16,244   5.82%
  State and municipal                            510    6.64%     1,717    6.74%        -               -             2,227   6.72%
  Equity securities                              292    2.99%       -                   -               -               292   2.99%
  Mortgage-backed and asset-backed               -                  -                   -               -                 -      -
                                             -------            -------           -------          ------           -------   -----
                   Total available for sale  $ 1,803            $16,960           $     -          $    -           $18,763   5.88%
                                             =======            =======           =======          ======           =======   =====


Held to Maturity
  U.S. Treasury & U.S. Government agencies   $ 8,505    5.96%   $36,941    5.87%  $     -          $    -           $45,446   5.89%
  State and municipal                          4,396    6.69%    26,962    6.22%    1,081    6.20%      -            32,439   6.29%
  Mortgage-backed and asset-backed               804    5.59%        33    7.06%        -               -               837   5.66%
                                             -------            -------           -------          ------           -------   -----
                   Total held to maturity    $13,705            $63,936           $ 1,081          $    -           $78,722   6.05%
                                             =======            =======           =======          ======           =======   =====

Trading Securities
   Mutual funds                              $ 3,378    2.43%   $     -           $     -          $    -           $ 3,378   2.43%
                                             -------            -------           -------          ------           -------   -----
                   Total trading securities  $ 3,378            $     -           $     -          $    -           $ 3,378   2.43%
                                             =======            =======           =======          ======           =======   =====

         The majority of the securities portfolio is comprised of U.S. Treasury and federal agency securities, and state and municipal securities (tax-exempt). Trading securities consist solely of mutual funds held in grantor trusts, established for the Monroe Bancorp Directors' Deferred Compensation Plan. During 1999, the Company also purchased stocks of nine financial institutions which are classified as available-for-sale.

The securities portfolio carries varying degrees of risk. Investments in U.S. Treasury and federal agency securities have little or no credit risk. Obligations of states and political subdivisions and corporate securities are the areas of highest potential credit exposure in the portfolio. This risk is minimized through the purchase of high quality investments. The Company's investment policy requires that general obligations of other states and political subdivisions and corporate bonds must have a rating of A or better when purchased. In-state general obligation municipals must be rated Baa or better. In-state revenue municipals must be rated A or better and out-of-state revenue municipals must be rated AA or better at the time of purchase. The vast majority of these investments maintained their original ratings at September 30, 2000. No securities of an individual issuer, excluding the U.S. Government and its agencies, exceed 10% of the Company's shareholders' equity as of September 30, 2000. The Company does not use off-balance sheet derivative financial instruments. As of September 30, 2000 and December 31, 1999 and 1998, the securities portfolio held no structured notes.

                September 30, 2000 Compared to September 30, 1999
                -------------------------------------------------
         Total securities were $100.9 million and $104.8 million at September 30, 2000 and 1999, respectively. The total portfolio decreased because loan growth equaled deposit growth. Also, the growth in repurchase agreements, which must be collateralized by Treasury or government agency securities, slowed considerably. Proceeds from maturing securities have been used to make new loans or pay off federal funds purchased. At September 30, 2000, available-for-sale securities comprised 18.60% of the total portfolio, compared to 17.42% at September 30, 1999.

                 December 31, 1999 Compared to December 31, 1998
                 -----------------------------------------------
         Total securities were $109.2 million and $83.3 million as of December 31, 1999 and 1998, respectively. In 1999, the total securities balance increased $25.9 million or 31.12% over 1998. This increase occurred because of the substantial growth in repurchase agreements. Additional government agency securities were purchased to pledge for the repurchase agreements. In addition, deposit growth exceeded loan growth during the first half of 1999, and securities were purchased with excess funds. In 1999, available-for-sale securities comprised 18.42% of the total portfolio, compared to 17.03% in 1998. Management historically has not sold available-for-sale securities to provide liquidity or fund growth in the loan portfolio.


                                      Loans
                                      -----
         The loan portfolio constitutes the major earning asset of the Company, and offers the best alternative for maximizing interest spread above the cost of funds. The Company's loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any credit which exceeds the authority of the loan officer, but is under $2 million is forwarded to the Bank's officers' loan committee for approval. This committee is comprised of the President/CEO, the Senior Vice President of Loans and several experienced loan officers. Individual credits exceeding $2 million are forwarded to the Board of Directors' loan committee for approval. This loan committee is comprised of six board members, one of whom is the President/CEO. The loan committee not only acts as an approval body to ensure consistent application of the Company's loan policy, but also provides valuable insight through communication and pooling of knowledge, judgment, and experience of its members.

         The Company's primary lending area generally includes Monroe, Lawrence, Jackson and contiguous counties in South Central Indiana. The Company extends out-of-area credit only to borrowers who are considered to be low risk, and then, only on a limited basis.

The following table reflects outstanding balances by loan type.

                                Loans Outstanding
                                -----------------
                          (Dollar amounts in thousands)

                                             at September 30,                             at December 31,
                                        ------------------------  ---------------------------------------------------------------
                                            2000         1999         1999          1998        1997         1996         1995
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Commercial and industrial                 $ 63,736     $ 54,446     $ 58,961     $ 50,920     $ 44,401     $ 40,467     $ 43,666
Real estate:
   One-to-four-family                       85,424       78,503       83,367       76,731       80,031       72,831       61,374
   Multi-family                             35,423       34,181       34,078       33,807       28,438       23,739       24,750
   Commercial                               42,247       38,614       40,782       32,232       32,983       30,839       30,575
   Construction                             27,646       20,348       20,787       19,956       16,265       13,620       12,785
   Home equity                              10,067        7,308        7,938        7,124        7,084        5,909        5,093
   Farm land                                 1,311        1,191        1,454        1,018          826          726        1,240
Installment                                 27,643       27,206       26,527       22,715       23,386       21,286       19,922
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------

        Total loans                      $ 293,497    $ 261,797    $ 273,894    $ 244,503    $ 233,414    $ 209,417    $ 199,405
                                        ===========  ===========  ===========  ===========  ===========  ===========  ===========

The following table shows the composition of the loan portfolio, expressed as a percent of total loans.

                      Composition of loan portfolio by type
                      -------------------------------------
                          (Dollar amounts in thousands)

                                  September 30,                             December 31,
                             ---------------------------------------------------------------------------------
                                2000       1999        1999         1998       1997        1996        1995
                             ---------- ----------  ----------  ----------  ----------  ----------  ----------
Commercial and industrial       21.72%     20.80%      21.53%      20.83%      19.02%      19.33%      21.90%
Real estate:
   One-to-four-family           29.10%     29.99%      30.43%      31.38%      34.30%      34.77%      30.79%
   Multi-family                 12.07%     13.06%      12.44%      13.83%      12.18%      11.34%      12.41%
   Commercial                   14.39%     14.75%      14.89%      13.18%      14.13%      14.73%      15.33%
   Construction                  9.42%      7.77%       7.59%       8.16%       6.97%       6.50%       6.41%
   Home equity                   3.43%      2.79%       2.90%       2.91%       3.03%       2.82%       2.55%
   Farm land                     0.45%      0.45%       0.53%       0.42%       0.35%       0.35%       0.62%
Installment                      9.42%     10.39%       9.69%       9.29%      10.02%      10.16%       9.99%
                             ---------- ----------  ----------  ----------  ----------  ----------  ----------

         Total                 100.00%    100.00%     100.00%     100.00%     100.00%     100.00%     100.00%
                             ========== ==========  ==========  ==========  ==========  ==========  ==========

A discussion of each line item set forth in the preceding tables follows:

o    Commercial and Industrial Lending.

         At September 30, 2000, commercial and industrial loans totaled $63.7 million, or 21.72% of our gross loan portfolio. This category is comprised of business loans and business lines of credit. Approximately 75% of commercial and industrial loans are secured by business assets: furniture and fixtures, inventory, accounts receivable or automobiles. Approximately 25% of these loans are unsecured. At September 30, 2000, 21.09% of commercial and industrial loans were fixed rate and 78.91% were variable rate. Adjustable rate loans carry a maximum maturity of eight years. Fixed rate loans carry a maximum maturity of five years. Lines of credit are normally written for a one-year term or less. Interest rates on variable rate loans are indexed to prime, and vary as the prime rate changes. These loans are made to a wide variety of businesses in our primary lending area, and there were no concentrations in any one industry.

o    One-to-four-family-Residential Real Estate Lending.

         At September 30, 2000, one-to-four-family mortgages totaled $85.4 million, or 29.10% of our gross loan portfolio. Indiana University's presence in the community provides a strong rental market, accordingly, a material amount of these loans were for other than single family residences. At September 30, 2000, 4.32% of these loans were fixed rate and 95.68% were adjustable rate. Adjustable-rate mortgages (or ARMs) are offered with either a one-year, three-year, or five-year term to the initial repricing date. After the initial period, the interest rate for each ARM loan adjusts annually. We use an index tied to the one-year U.S. Treasury bill rate to reprice our ARM loans. These loans have a maximum maturity of 30 years. It is the Bank's practice to sell all of the fixed rate owner-occupied residential mortgages it originates on the secondary market. The Bank obtains a commitment from the purchaser to buy these loans before they are closed, and does not retain servicing. Adjustable rate loans generally pose different credit risks than fixed rate loans, primarily because as interest rates rise, the borrower's payment rises, increasing the potential for default. The payment history for these ARM loans has not varied significantly from that of fixed rate loans.


o    Multi-family and Commercial Real Estate Lending.

         These loans are secured primarily by multi-family (five or more) dwellings, small retail establishments, not-for-profit organization's buildings and small office buildings located in our primary lending area. At September 30, 2000, commercial and multi-family loans totaled $77.7 million, or 26.46% of our gross loan portfolio. 6.61% were fixed rate while 93.39% were adjustable rate. These loans generally require monthly payments and have maximum maturities of 25 years. Fixed-rate loans have maximum maturities of five years. The Bank offers one-year, three-year and five-year multi-family and commercial ARMs. These loans are indexed to prime. Loans secured by multi-family and commercial real estate are underwritten based on the income producing potential of the property and the financial strength of the borrower. In order to monitor the adequacy of cash flows on income-producing properties, the borrower is required to provide periodic financial information. Because payments on loans secured by multi-family and commercial real estate are often dependent on the successful management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

o    Construction Lending.

         At September 30, 2000, construction loans totaled $27.6 million, representing 9.42% of our gross loan portfolio. We originate construction loans on commercial and residential properties located in our primary lending area. At September 30, 2000, 23.52% of these loans were fixed rate and 76.48% were variable rate. The vast majority of these loans have maturity dates of less than one year. The interest rates on these loans are indexed to prime. During the construction phase, the borrower generally pays interest only on a monthly basis. Loans to individuals for the construction of their residences may either be short-term construction financing or a construction/ permanent loan which automatically converts to a long-term mortgage consistent with our one-to-four-family loan products. These loans involve many of the same risks inherent with commercial and multi-family loans discussed above and tend to be more sensitive to general economic conditions than many other types of loans.

o    Home Equity Lending.

         At September 30, 2000, home equity loans totaled $10.1 million, representing 3.43% of our gross loan portfolio. Our home equity loans are all adjustable rate loans, and adjust after one year. Interest rates on these loans are tied to prime and increase as the loan-to-value ratio increases. These loans may be originated in amounts, together with the existing first mortgage, of up to 100% of the value of the property securing the loan. The maximum term of these loans is 30 years.

o    Installment Lending.

         This category is comprised of new and used automobile loans, mobile home loans, secured and unsecured personal loans, and personal lines of credit. At September 30, 2000 the balance of this account was divided between these categories as follows: automobile loans 57.46%, secured personal loans 14.47%, lines of credit 10.54%, unsecured personal loans 10.38%, and mobile home loans 7.15%. The indirect lending function comprises approximately 25% of all personal loans. We originate auto loans, boat and recreational vehicle loans on both a direct and an indirect basis. We generally buy indirect auto loans on a rate basis, paying the dealer a cash payment for loans with an interest rate which is sometimes in excess of the rate we require. Any premium is amortized over the remaining life of the loan. Any prepayments are charged to future amounts owed that dealer.

         We underwrite indirect auto loans using the Fair-Isaacs credit scoring system. We process the loan application using the same procedures as if we were making the loan directly to the customer, hence, we accept only the more qualified buyers based on our scoring. Upon purchasing the contract from the dealer, we assume all service and liability for the loan.


o    Loan-to-value Limits

The Company adheres to the FDIC guidelines for loan-to-value limits. These guidelines are as follows:

Loan Category                                        Loan-to-Value Limit
-------------                                        -------------------
Real Estate:
   Raw land                                                    65%
   Land development                                            75%
   Construction:
     Commercial, multi-family and non-residential              80%
     One-to-four-family residential                            85%
   Improved property                                           85%
   Owner-occupied one-to-four-family
         and home equity                                       90%
   Non-owner occupied                                          85%
Commercial and Industrial (secured by):
    Accounts receivable 60 days or less past due               80%
    Inventory  - raw materials                                 50%
    Inventory - finished goods                                 80%
    Equipment                                                 100%
Installment (automobile, RV, boat, etc.)                      100%


                September 30, 2000 Compared to September 30, 1999
                -------------------------------------------------
         Total loans increased $31.7 million or 12.11% from September 30, 1999 to September 30, 2000. Strong growth was seen in commercial and industrial loans and real estate loans. Commercial and industrial loans increased $9.3 million, or 17.06% from September 30, 1999. Total real estate loans increased 12.19%, or $22.0 million, during the same period, and continued to be the largest segment of the loan portfolio. Loans secured by one-to-four-family properties are the largest segment of the real estate loan portfolio. The growth in all areas can be attributed to the ongoing economic expansion and prosperity the Greater Bloomington area continues to experience and to the Bank's local market leadership in generating mortgage loans. Indiana University's large student population also contributes to a strong rental market and strong demand for real estate loans. Monroe County also continues to enjoy one of the lowest unemployment rates in the state. As loan balances have continued to escalate during the last few years, the loan portfolio has remained diversified by loan type, borrower, and industry. As of September 30, 2000 there were no concentrations of credit in excess of 10.0%.


                 December 31, 1999 Compared to December 31, 1998
                 -----------------------------------------------
         Total loans increased $29.4 million or 12.02% in 1999, while in 1998 loans increased $11.1 million, or 4.75%. In 1999, total real estate loans increased $17.5 million, or 10.26%. Real estate construction loans increased $831,000, or 4.16%, over the prior year, one-to-four-family residential loans increased $6.6 million, or 8.65%, and all other real estate loans, primarily multi-family residential and commercial real estate loans, increased $10.9 million, or 11.59%. As of December 31, 1999, there were no concentrations of credit in excess of 10.0%.

         The real estate loan category remained the largest segment of the loan portfolio as of December 31, 1999. These loans carry a lower degree of risk because of the nature of the collateral for the loans. At December 31, 1999, 62.34% of all real estate loans were secured by first liens on residential property: 44.25% were secured by 1-4 family properties and 18.09% were secured by multi-family properties. Non-farm / non-residential loans comprised 22.51% of all real estate loans. These loans were primarily secured by local business and not-for-profit properties.


         Management believes the degree of risk assumed on any loan is commensurate with the interest rate assessed, and is thereby able to receive a higher rate of return on commercial and real estate construction loans as compared to residential real estate loans. Although these loan types usually possess increased elements of risk, the Company's lending practices, policies, and procedures that are in place are intended to mitigate certain risks associated with such loans. The bank's commercial and industrial loans are made to local businesses operating in diverse industries and the portfolio contains no specific industry concentrations, which mitigates certain risks. The real estate loan portfolio is strengthened by a stable local economy and by the strong rental market provided by Indiana University. Adjustable rate loans generally pose different credit risks than fixed-rate loans, primarily because as interest rates rise, the borrower's payment rises, increasing the potential for default.


         The following table reflects the maturity schedule of loans. Also indicated are fixed and variable rate loans maturing after one year for the same loan categories.

                                 Loan Liquidity
                                 --------------
                          (Dollar amounts in thousands)

                                      Loan maturities at September 30, 2000
                                   -------------------------------------------
                                    1 year       1 - 5       Over 5
                                   and less      years       Years       Total
                                   --------    --------    --------    --------
Commercial and industrial          $ 32,907    $ 19,637    $ 11,192    $ 63,736
Real estate:
   One-to-four-family                 2,942       1,365      81,117      85,424
   Multi-family                       2,339       1,045      32,039      35,423
   Commercial                           690       3,729      37,828      42,247
   Construction                      20,073       2,266       5,307      27,646
   Home equity                           38        --        10,029      10,067
   Farm land                           --            72       1,239       1,311
Installment                           5,921      18,033       3,689      27,643
                                   --------    --------    --------    --------

          Total loans              $ 64,910    $ 46,147    $182,440    $293,497
                                   ========    ========    ========    ========


Loans maturing after 1 year with:
  Fixed interest rates                         $ 27,580    $  7,363
  Floating interest rates                        18,567     175,077
                                               --------    --------

                                               $ 46,147    $182,440
                                               ========    ========

                                    Deposits
                                    --------
         The Company offers a wide variety of deposit products and services to individual and commercial customers, such as noninterest-bearing and interest-bearing checking accounts, savings accounts, money market accounts, and certificates of deposit. The deposit base provides the major funding source for earning assets. Due to year-end Y2K issues, we believe a more meaningful discussion about deposit growth can be achieved by examining the change in average deposits rather than the change in year-end deposits (see "Average Balance Sheets and Interest Rates" table in "Net Interest Income" section). All year-end 1999 decreases in deposit balances due to Y2K activity were regained by February 2000. Average deposits increased $23.4 million or 7.50% from September 30, 1999 to September 30, 2000. Average deposits increased $26.6 million, or 9.22% in calendar year 1999, compared to $19.1 million, or 7.08% in calendar year 1998. The bulk of the growth in deposit accounts over the past two years and nine months has occurred in interest bearing demand deposits, more specifically, high yield money market savings accounts. Time deposits remain the largest single source of the Company's funds.

         Deposits by type and maturities of time deposits greater than $100,000 follows:

                               Deposit Information
                               -------------------
                          (Dollar amounts in thousands)

                          Deposits at September 30,      Deposits at December 31,
                          -------------------------  --------------------------------
                               2000        1999        1999        1998        1997
                             --------    --------    --------    --------    --------
Noninterest bearing          $ 62,733    $ 50,504    $ 48,201    $ 51,613    $ 45,805
Interest bearing demand       100,732      95,541     100,032      85,700      68,613
Savings deposits               21,123      20,351      19,307      20,356      19,566
Time                          153,811     149,783     145,610     147,389     142,154
                             --------    --------    --------    --------    --------

           Total deposits    $338,399    $316,179    $313,150    $305,058    $276,138
                             ========    ========    ========    ========    ========

                         Maturity Ranges of Time Deposits with Balances of $100 or More at
                         -----------------------------------------------------------------
                                September 30,                 December 31,
                             --------------------    --------------------------------
                               2000        1999        1999        1998        1997
                             --------    --------    --------    --------    --------

3 months or less              $17,982     $ 8,621     $11,164     $10,345     $ 7,658
3 through 6 months              7,598      10,869       8,566       8,977       7,406
6 through 12 months            14,560      20,579      11,648      13,079       6,568
over 12 months                 11,590       8,062       8,716       8,717      15,397
                             --------    --------    --------    --------    --------

                              $51,730     $48,131     $40,094     $41,118     $37,029
                             ========    ========    ========    ========    ========

         To provide temporary liquidity and as an alternative to borrowing federal funds, the Company will acquire, from time to time, large balance certificates of deposit, generally from public entities, for short-term time periods. The Company had no such funds as of December 31, 1999, 1998, and 1997. At September 30, 2000 and 1999, balances were $8.9 million and $6.7 million, respectively.


                                   Borrowings
                                   ----------
         Aside from the core deposit base and large denomination certificates of deposit mentioned above, the remaining funding sources include short-term and long-term borrowings. Short-term borrowings consist of federal funds purchased from other financial institutions on an overnight basis and retail repurchase agreements which mature daily. The Company has seen substantial growth in daily repurchase agreements, which are primarily held by business customers. At December 31, 1999, the Company had approximately $5.0 million in additional federal funds purchased and had borrowed an additional $3.0 million from the Federal Home Loan Bank of Indianapolis (FHLBI) to provide a Y2K liquidity source.

         At September 30, 2000, all the FHLBI Y2K borrowings outstanding at December 31, 1999 have been repaid, and the Bank had $12.6 million federal funds purchased. As the Bank's loan growth continues to outpace its core deposit growth, short-term borrowings have become a more regular source of liquidity.

                                   Borrowings
                                   ----------
                          (Dollar amounts in thousands)

                                                    September 30,                 December 31,
                                                 -------------------     -------------------------------
                                                  2000         1999       1999        1998        1997
                                                 -------     -------     -------     -------     -------

Repurchase agreements outstanding                $33,543     $30,202     $29,164     $22,967     $ 8,718
Federal funds purchased                           12,600       1,475      17,800         -           -
Other                                                 32         -           -           -           -
                                                 -------     -------     -------     -------     -------

Total short-term borrowings                      $46,175     $31,677     $46,964     $22,967     $ 8,718
                                                 =======     =======     =======     =======     =======


Average repurchase agreements during the year    $32,984     $28,245     $28,999     $15,776     $ 6,978
                                                 =======     =======     =======     =======     =======

Maximum month-end repurchase agreements          $37,973     $34,078     $34,078     $24,311     $ 8,718
                                                 =======     =======     =======     =======     =======

YTD Average interest rate                           5.35%       4.15%       4.30%       4.40%       4.50%
Average interest rate at end of period              5.80%       4.50%       3.80%       4.00%       4.60%

         The Bank became a member of the FHLBI in 1997 and has the authority of the Board of Directors to borrow up to $23 million. All current and any future borrowings are secured by a blanket collateral pledge of the Bank's one-to-four family residential loans. Long-term debt, consisting of FHLBI borrowings and a mortgage, as of December 31, 1999 and 1998 was $16.2 million and $10.0 million, respectively. The FHLBI borrowings accounted for the majority of long-term debt. The Company had a net increase in borrowings from the FHLBI of $6.2 million during 1999. Approximately half of this increase was used to fund loan growth. The other half provided year-end liquidity for Y2K purposes.

         Long-term debt at September 30, 2000 and September 30, 1999 was $6.6 million and $10.4 million respectively, and continued to consist primarily of FHLBI borrowings. The Company had a net decrease in FHLBI borrowings of $3.8 million during that period.

           Quantitative and Qualitative Disclosures About Market Risk
           ----------------------------------------------------------
         Market risk of the Company encompasses exposure to both liquidity risk and interest rate risk and is reviewed quarterly by the asset/liability committee ("ALCO") and the Board of Directors.

         The Company's interest rate risk is measured by computing estimated changes in net interest income and the net portfolio value ("NPV") of its cash flows from assets and liabilities in the event of adverse movements in interest rates. Interest rate risk exposure is measured using an interest rate sensitivity analysis to determine the change in NPV in the event of hypothetical changes in interest rates. Another method also used to enhance the overall process is interest rate sensitivity gap analysis. This method is utilized to determine the repricing characteristics of the Company's assets and liabilities.

         NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities. This particular analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 1% - 3% increase and decrease in interest rates. The Company's Board of Directors adopted an interest rate risk policy which established a 10% minimum and maximum increase and decrease in the NPV in the event of a sudden and sustained 2% increase or decrease in interest rates.

                   The following table represents the Company's projected change in NPV for the various rate shock levels as of September 30, 2000.

                                     Net Portfolio Value
         ----------------------------------------------------------------------
         Change in Rates   Dollar Amount     Dollar Change    Percentage Change
                           (in thousands)
         ---------------   --------------    --------------   -----------------
             +300          $       59,777    $        1,701          2.93%
             +200                  59,286             1,210          2.08
             +100                  58,716               640          1.10
             Base                  58,076               ---           ---
             -100                  57,355              (721)        (1.24)
             -200                  56,366            (1,710)        (2.95)
             -300                  54,942            (3,134)        (5.40)

         The above table indicates that as of September 30, 2000, the Company's estimated NPV would be expected to increase in the event of sudden and sustained increases in prevailing interest rates. In the event of sudden and sustained decreases in prevailing interest rates, the Company's estimated NPV would be expected to decrease. As of September 30, 2000, the Company's estimated changes in NPV were within the approved guidelines established by the Board of Directors.

         The following table represents the Company's projected change in NPV for the various rate shock levels as of December 31, 1999.

                                     Net Portfolio Value
         ----------------------------------------------------------------------
         Change in Rates   Dollar Amount     Dollar Change    Percentage Change
                           (in thousands)
         ---------------   --------------    --------------   -----------------
             +300          $       51,186    $        (730)         (1.41)%
             +200                  51,456             (460)         (0.89)
             +100                  51,705             (211)         (0.41)
             Base                  51,916              ---            ---
             -100                  52,086              170           0.33
             -200                  51,932               16          (0.03)
             -300                  51,520             (396)         (0.76)


         The above table indicates that as of December 31, 1999, the Company's estimated NPV would be expected to decrease slightly in the event of sudden and sustained increases in prevailing interest rates. In the even of sudden and sustained decreases of 100-200 basis points, the Company's estimated NPV would be expected to increase and at a sustained decrease of 300 basis points, the Company's NPV would decrease. As of December 31, 1999, the Company's estimated changes in NPV were within the approved guidelines established by the Board of Directors.


         The Company's net portfolio value changed from being negatively impacted by an increase in interest rates at December 31, 1999 to being positively impacted by an increase in rates at September 30, 2000. This occurred due to a change in the composition of its asset / liability mix between those two dates. At December 31, 1999, the Company had $8.4 million more in its securities portfolio than at September 30, 2000. As loan demand has outpaced deposit growth during 2000, proceeds from maturing securities have been used to fund loans or pay off short-term borrowings. This higher balance in the securities portfolio of $109.2 million at December 31, 1999 caused the company to be more negatively impacted by an increase in rates, and more positively impacted by a decrease in rates.

         The other major difference in the balance sheet composition was that non-interest bearing demand deposits were $14.5 million lower at December 31, 1999 compared to September 30, 2000, primarily due to customer Y2K concerns. The lower balance in non-interest bearing demand deposits at December 31, 1999 of $48.2 million contributed to the net value of the portfolio being less negatively impacted by a decrease in rates and more negatively impacted by an increase in rates.

         In comparing the effect of a change of 300 basis points in interest rates on the loan portfolio and interest-bearing (rate sensitive) deposits and borrowings at December 31, 1999 and September 30, 2000, the related change to the Company's net portfolio value was similar in direction and magnitude at both dates. This indicates the maturity / re-pricing gap between loans and interest-bearing deposits did not change significantly between December 31, 1999 and September 30, 2000.

         Computations of prospective effects of hypothetical interest rate changes are based on a number of assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. These computations do not contemplate any actions management may undertake in response to changes in interest rates. The NPV calculation is based on the net present value of discounted cash flows utilizing certain prepayment assumptions and market interest rates.

         Certain shortcomings are inherent in the method of computing the estimated NPV. Actual results may differ from that information presented in the table above should market conditions vary from the assumptions used in preparation of the table information. If interest rates remain or decrease below current levels, the proportion of adjustable rate loans in the loan portfolio could decrease in future periods due to refinancing activity. Also, in the event of an interest rate change, prepayment and early withdrawal levels would likely be different from those assumed in the table. Lastly, the ability of many borrowers to repay their adjustable rate debt may decline during a rising interest rate environment.

         Used in conjunction with the NPV analysis is the interest rate sensitivity gap analysis. This analysis monitors the relationship between the maturity and repricing of interest-earning assets and interest-bearing liabilities while maintaining an acceptable interest rate spread. Interest rate sensitivity gap is defined as the difference between the amount of maturing or repricing of interest-earning assets and interest-bearing liabilities within specific and defined time frames. A positive gap occurs when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities. Conversely, a gap is considered negative when the amount of interest rate sensitive liabilities exceed the interest rate sensitive assets. Generally, during a time of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would enhance net interest income. On the other hand, during a time period of falling interest rates, a negative gap would increase net interest income, while a positive gap would decrease net interest income. It is the ALCO's responsibility to maintain a reasonable balance between the exposure to interest rate fluctuations and earnings.

                    Liquidity and Interest Rate Sensitivity
                    ---------------------------------------
                          (Dollar amounts in thousands)

                                                                     at September 30, 2000
                                                      1 - 90        91 - 365        1 - 5
                                                       Days           Days          Years       Over 5 Years       Total
                                                    -----------    -----------    -----------   ------------    -----------
Interest earning assets
  Loans                                              $  85,226      $ 105,024      $  87,878      $  15,369      $ 293,497

   Securities held-to-maturity
       Taxable                                           2,118          7,192         36,973            -           46,283
       Tax-exempt                                        1,081          3,315         26,962          1,081         32,439

  Securities available for sale
    Taxable                                                292          1,001         15,243            -           16,536
    Tax-exempt                                             340            170          1,717            -            2,227

   Trading securities
       Taxable                                           3,378            -              -              -            3,378
                                                     ---------      ---------      ---------      ---------      ---------
      Total securities                                   7,209         11,678         80,895          1,081        100,863
                                                     ---------      ---------      ---------      ---------      ---------

  Interest bearing deposits with banks                      49            -              -              -               49
  FHLB stock                                             1,257            -              -              -            1,257
  Federal funds sold                                       -              -              -              -              -
                                                     ---------      ---------      ---------      ---------      ---------

       Total interest earning assets                 $  93,741      $ 116,702      $ 168,773      $  16,450      $ 395,666
                                                     =========      =========      =========      =========      =========

Interest bearing liabilities

  Interest-bearing demand deposits                   $ 100,732          $ -            $ -            $ -        $ 100,732
  Savings deposits                                      21,123            -              -              -           21,123
  Time deposits                                         41,536         70,678         38,460          3,137        153,811
  Short-term borrowings                                 46,175            -           46,175
  Long-term debt                                            40            114          3,034          3,397          6,585
                                                     ---------      ---------      ---------      ---------      ---------

      Total interest bearing liabilities             $ 209,606      $  70,792      $  41,494      $   6,534      $ 328,426
                                                     =========      =========      =========      =========      =========


Rate sensitive gap                                   $(115,865)     $  45,910      $ 127,279      $   9,916      $  67,240
Rate sensitive cumulative gap                        $(115,865)     $ (69,955)     $  57,324      $  67,240
Cumulative gap as a percentage of earning assets        -29.28%        -17.68%        14.49%         16.99%

         The liquidity of the parent company is dependent on the receipt of dividends from the banking subsidiary. Management expects that in the aggregate, the banking subsidiary will continue to have the ability to dividend adequate funds to the parent company. The statements in this paragraph relating to the parent company receiving dividends from the subsidiary bank are forward-looking statements which may or may not be accurate due to the impossibility of predicting future economic and business events.

         The banking subsidiary's source of funding is predominantly core deposits consisting of both commercial and individual deposits, maturities of securities, repayments of loan principal and interest, federal funds purchased, securities sold under agreements to repurchase, and long-term borrowings from the FHLBI. The deposit base is diversified between individual and commercial accounts, which helps avoid dependence on large concentrations of funds. The Company does not solicit certificates of deposit from brokers.

         During the latter half of 1999 and all of 2000, loan demand has exceeded deposit growth. Management expects this trend to continue, at least in the near future. To provide current liquidity, the Company has been buying federal funds, overnight loans from other banks. Based on the belief that interest rates may fall during 2001, the company has relied on short-term funding to provide liquidity rather than locking into a longer term FHLBI advance. The Company had excess borrowing capacity of $16.5 million at the FHLBI as of September 30, 2000, as limited by a Board resolution. Management expects to draw on FHLB advances as needed for liquidity in the future should the interest rate environment become more favorable.


         The following table details the main components of cash flows for the nine months ended September 30, 2000 and 1999 and calendar years 1999 and 1998.

                            Funding Uses and Sources
                            ------------------------
                         (Dollar amounts in thousands)

                                          Nine months ended                  Year ended                      Year Ended
                                          September 30, 2000              December 31, 1999              December 31, 1998
                                      ----------------------------  -----------------------------   -----------------------------
                                               Increase/(decrease)            Increase/(decrease)             Increase/(decrease)
                                      Average  -------------------  Average   -------------------   Average   -------------------
                                      Balance    Amount    Percent  Balance     Amount    Percent   Balance     Amount   Percent
                                      --------  --------   -------  --------   --------   -------   --------   --------  -------
Funding Uses
  Loans, net of unearned income       $284,418  $ 30,021    11.80%  $254,397   $ 14,786      6.17%  $239,611   $ 16,867    7.57%
  Taxable securities                    69,423     8,967    14.83%    60,456     21,625     55.69%    38,831      6,581   20.41%
  Tax exempt securities                 36,498    (2,764)   -7.04%    39,262      7,730     24.51%    31,532      3,958   14.35%
  Federal funds sold                     2,610    (6,115)  -70.09%     8,725     (2,096)   -19.37%    10,821      2,531   30.53%
                                      --------  --------   ------   --------   --------   -------   --------   --------  ------

                      Total Uses      $392,949  $ 30,109     8.30%  $362,840   $ 42,045     13.11%  $320,795   $ 29,937   10.29%
                                      ========  ========   ======   ========   ========   =======   ========   ========  ======

Funding Sources
  Noninterest bearing deposits        $ 53,873  $  1,656     3.17%  $ 52,217   $  3,616      7.44%  $ 48,601   $  8,180   20.24%
  Interest bearing demand,
  savings & time                       281,366    18,814     7.17%   262,552     22,949      9.58%   239,603     10,877    4.76%
  Short-term borrowings                 38,764     8,538    28.25%    30,226     14,450     91.59%    15,776      8,798  126.08%
  Long-term debt                        11,276     1,362    13.74%     9,914      3,779     61.60%     6,135      3,846  168.02%
                                      --------  --------   ------   --------   --------   -------   --------   --------  ------

                      Total Sources   $385,279  $ 30,370     8.56%  $354,909   $ 44,794     14.44%  $310,115   $ 31,701   11.39%
                                      ========  ========   ======   ========   ========   =======   ========   ========  ======

                                Capital Adequacy
                                ----------------

         Management believes the Company and Bank met all the capital requirements as of September 30, 2000 and December 31, 1999, and the Bank was well-capitalized under the guidelines established by the banking regulators. To be well-capitalized, the Bank must maintain the prompt corrective action capital guidelines described in the "Capital Regulations" portion of this document. Consolidated capital amounts and ratios are presented in the following table. Bank capital levels are substantially similar.

         Excluding unrealized gains/losses on securities, shareholders' equity increased $2.8 million, or 8.30% in from September 30, 1999 to September 30, 2000. During calendar year 1999, equity increased $2.8 million, or 8.58% compared to 1998. The amount of dividends paid by the Company increased to $2.1 million in 1999, or 6.45% above the prior year amount. The increased dollar dividend payout reflects management's effort to increase the value and return of each shareholder's investment in the Company.

         At September 30, 2000, management was not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material effect on the Company's consolidated liquidity, capital resources or operations.

                                    Capital
                                    -------
                          (Dollar amount in thousands)

                                              At September 30,             At December 31,
                                          -----------------------     ------------------------
Tier 1 capital                               2000          1999          1999           1998
                                          ---------     ---------     ---------      ---------
   Shareholders' equity                   $  36,721     $  33,905     $  34,444      $  32,138
   Less: Intangibles                            -             -             -              -
   Add: Unrealized loss on securities           212           226           369            -
   Less: Unrealized gain on securities          -             -             -              (77)
                                          ---------     ---------     ---------      ---------

       Total Tier 1 capital               $  36,933     $  34,131     $  34,813      $  32,061
                                          =========     =========     =========      =========


Total risk-based capital
   Tier 1 capital                         $  36,933     $  34,131     $  34,813      $  32,061
   Tier 2 capital                              3520         3,070         3,245          2,820
                                          ---------     ---------     ---------      ---------

         Total risk-based capital         $  40,453     $  37,201     $  38,058      $  34,881
                                          =========     =========     =========      =========



Risk weighted assets                      $ 281,327     $ 245,003     $ 259,580      $ 224,849
                                          =========     =========     =========      =========

Quarterly average assets                  $ 435,044     $ 396,325     $ 409,095      $ 368,460
                                          =========     =========     =========      =========

Risk-based ratios:
    Tier 1                                    13.13%        13.93%        13.41%         14.26%

    Total risk-based capital                  14.38%        15.18%        14.67%         15.51%

    Leverage ratios                            8.49%         8.61%         8.50%          8.70%

         In 2001, the Bank expects to rebuild its Highland Village Branch because a road-widening project will substantially reduce the existing branch's customer parking. The Bank has an accepted offer to purchase the adjacent property and will be building a larger branch on that property and demolishing the existing branch. The bank will use existing capital resources to build this branch.

         As mentioned before, the Bank is also planning on entering at least one new high-growth market area in 2001. The Bank anticipates leasing space for this new branch, and does not anticipate incurring material capital expenditures. Neither rebuilding the Highland Village Branch nor making leasehold improvements at the new branch will cause the Bank's capital to drop below the level needed to maintain its status as "well-capitalized".

                                    Inflation
                                    ---------
         For a financial institution, effects of price changes and inflation vary considerably from an industrial organization. Changes in the prices of goods and services are the primary determinant of an industrial company's profit, whereas changes in interest rates have a major impact on a financial institution's profitability. Inflation affects the growth of total assets, but it is difficult to assess its impact because neither timing nor the magnitude of the changes in the consumer price index directly coincide with changes in interest rates.

         During periods of high inflation there are normally corresponding increases in the money supply. During such times, financial institutions often experience above average growth in loans and deposits. Also, general increases in the price of goods and services will result in increased operation expenses. Over the last few years the inflation rate has been relatively low, and its impact on the balance sheets and increased levels of income and expense has been nominal.


                               Item 3. Properties.
                               -------------------

         The Company, through the Bank, currently operates from its main office in downtown Bloomington and from fourteen additional locations in Monroe, Jackson and Lawrence Counties in Indiana. Information about those locations is set forth in the table below:

----------------------------------------------------------------------------
NAME OF OFFICE                         LOCATION/TELEPHONE NUMBER
----------------------------------------------------------------------------
Downtown Main Office                   210 East Kirkwood Avenue
                                       Bloomington, IN 47408
                                       (812) 336-0201
----------------------------------------------------------------------------
Ellettsville Banking Center            4616 West Richland Plaza
                                       Bloomington, IN 47404
                                       (812) 876-6044
----------------------------------------------------------------------------
Highland Village Banking Center        4191 West Third Street
                                       Bloomington, IN 47403
                                       (812) 331-3501
----------------------------------------------------------------------------
Kinser Crossing Banking Center         1825 North Kinser Pike
                                       Bloomington, IN 47404
                                       (812) 331-3518
----------------------------------------------------------------------------
Kirkwood Auto Branch                   306 East Kirkwood Avenue
                                       Bloomington, IN 47408
                                       (812) 331-3510
----------------------------------------------------------------------------
Loan Center                            111 South Lincoln Street
                                       Bloomington, IN 47408
                                       (812) 331-3555
----------------------------------------------------------------------------
Mall Road Banking Center               2801 Buick-Cadillac Blvd.
                                       Bloomington, IN 47401
                                       (812) 331-3507
----------------------------------------------------------------------------
Walnut Park Banking Center             2490 South Walnut Street
                                       Bloomington, IN 47403
                                       (812) 331-3514
----------------------------------------------------------------------------
Brownstown Banking Center              1051 West Spring Street
                                       Brownstown, IN 47220
                                       (812) 358-3171
----------------------------------------------------------------------------
Freetown Branch                        6711 North Union
                                       Freetown, IN 47235
                                       (812) 497-2239
----------------------------------------------------------------------------
Vallonia Branch                        1937 South Main Street
                                       Vallonia, IN 47281
                                       (812) 358-3101
----------------------------------------------------------------------------
Bedford Banking Center                 Stone City Mall
                                       3300 West 16th Street
                                       Bedford, IN 47421
                                       (812) 275-7800
----------------------------------------------------------------------------
Bell Trace Branch                      800 Bell Trace Circle
                                       Bloomington, IN 47408
                                       (812) 331-3575
----------------------------------------------------------------------------
Meadowood Branch                       2455 Tamarack Trail
                                       Bloomington, IN  47408
                                       (812) 353-7722
----------------------------------------------------------------------------
Redbud Hills Branch                    3211 E. Moores Pike
                                       Bloomington, IN  47401
                                       (812) 353-7720
----------------------------------------------------------------------------

         The Bank owns its main office. It owns nine of its branch locations and leases space for five branches. The Bank also leases its Operations Center. The main office contains approximately 18,656 square feet of space, and is occupied solely by the Bank. The Bank's data processing center, and proof and checking departments are located at the Operations Center, 5001 N. Walnut St., Bloomington, IN. In October 2000, the Board of Directors of the Bank authorized the closing of the office of the Bank in Vallonia, which is expected to occur in February 2001.

     Item 4. Security Ownership of Certain Beneficial Owners and Management.
     -----------------------------------------------------------------------

         The following table contains information concerning individuals or entities that, to the knowledge of the Company, beneficially owned on September 30, 2000 more than 5% of the common stock of the Company:

===============================================================================
Name and Address of             Shares Beneficially Owned    Percent of Class
Beneficial Owner
===============================================================================
Monroe Bancorp Employee Stock            312,101                  5.07%
Ownership Trust
===============================================================================
Charles R. Royal, Jr. (1)                328,490                  5.34%
===============================================================================

(1) Includes 5,000 shares which the named individual has the right to acquire upon the exercise of an option granted in 1999.

         The following table sets forth certain information as of September 30, 2000 with respect to the common stock of the Company beneficially owned by each Director and named executive officer of the Company and by all executive officers and directors as a group.

                                                Number of Shares
                                                  Beneficially       Percent
                          Name                       Owned         of Class (1)
         -------------------------------------  ----------------   ------------
         David D. Baer (2) (3)                        141,927          2.31%
         Dr. Bradford J. Bomba, Jr. (2)                 8,500          0.12%
         Mark D. Bradford (4)                          43,163          0.70%
         Steven R. Crider (2)                          10,675          0.17%
         Gordon M. Dyott (5)                           44,755          0.73%
         Timothy D. Ellis (2) (3)                      35,268          0.57%
         Joyce Claflin Harrell (2)                     34,322          0.59%
         Paul W. Mobley (2)(3)                         45,680          0.74%
         Richard P. Rechter (2)                       251,900          4.10%
         Charles R. Royal, Jr. (2)                    328,490          5.34%
         R. Scott Walters (6)                          72,547          1.18%
         Directors and executive officers as        1,058,003         17.12%
         a group (14 individuals) (7)

Notes to Stock Ownership Table

(1) The information contained in this column is based upon information furnished to the Company as of September 30, 2000, by the individuals named above. The nature of beneficial ownership for shares shown in this column represent sole or shared voting and investment unless otherwise noted. At September 30, 2000, the Company had 6,150,240 shares of common stock outstanding.

(2) Includes 5,000 shares which the named individual has the right to acquire upon the exercise of an option granted in 1999.

(3)  Includes shares held by the spouse of the listed individual.

(4) Includes 25,000 shares, which Mr. Bradford has the right to acquire upon the exercise of options granted in 1999 and shares held for the benefit of the children of Mr. Bradford. Also includes shares held in the ESOP for the account of Mr. Bradford.

(5) Includes 20,000 shares, which Mr. Dyott has the right to acquire upon the exercise of options granted in 1999. Also includes shares held in the ESOP for the account of Mr. Dyott.

(6) Includes shares held for the benefit of the children of Mr. Walters and held by the spouse of Mr. Walters. Also includes shares held in the ESOP for the account of Mr. Walters and 10,000 shares, which Mr. Walters may acquire upon the exercise of an option granted in 1999.

(7) In addition to the named individuals, this amount includes shares beneficial owned by Kathryn E. Burns, Robert D. Hamilton, and Carmen M. Odle.



Item 5.  Directors and Executive Officers.
------------------------------------------

         The following table sets forth information concerning the Directors and Executive Officers of the Company. Unless otherwise indicated in a footnote, each person has held the same or a comparable position with his present employer for the last five years. Effective in 1999, the Directors of the Company are elected for a term of three years with one-third of the Directors elected in any one year. The Directors of the Bank and the Officers of the Bank and the Company are all elected for terms of one year.


                                      Positions Currently              Director or
                                         held with the                  Executive            Other Principal
        Name and Age                    Company and Bank              Officer Since             Occupation
        ------------                    ----------------              -------------             ----------
David D. Baer, 66             Director and Chairman of Company      1981 (7)           Director and Chairman of
                              and Bank                                                 the Board of the Corp & Bank

Dr. Bradford J. Bomba, Jr.,   Director of Company and Bank          1996               Physician-Internal
39                                                                                     Medicine Associates


Mark D. Bradford, 43          Director, President and CEO of the    1990(1)            Director, President and CEO
                              Company and Bank                                         of the Company
                                                                                       and Bank

Kathryn E. Burns, 42          Senior Vice President of Bank         1999 (6)           Chief Financial Officer
Steven R. Crider, 42          Director of Company and Bank          1995               Vice President, Crider &
                                                                                       Crider, Inc.

Gordon M. Dyott, 47           Executive Vice Pres/Bank, Vice        1996 (2)           Retail Banking, Opers &
                              President/Company                                        Marketing

Timothy D. Ellis, 63          Director of Company and Bank          1996               Real Estate Broker and
                                                                                       Auctioneer for Tim Ellis
                                                                                       Realtor & Auctioneer

Joyce Claflin Harrell, 53     Director of Company and Bank          1983               Retired (8)

                                       42

Robert D. Hamilton, 57        Senior Vice President/Bank            1984 (3)           Loan Operations

Paul W. Mobley, 59            Director of Company and Bank          1978               Chairman, Noble Roman's,
                                                                                       Inc.

Carmen M. Odle, 49            Senior Vice President/Bank            1994 (4)           Human Resources Department

Richard P. Rechter, 61        Director of Company and Bank          1971               Chairman, Rogers Group, Inc.

Charles R. Royal, Jr., 68     Director of Company and Bank          1987               President/Dealer Principal
                                                                                       for Royal Chevrolet, Inc.

R. Scott Walters, 48          Senior Vice President/Bank            1985 (5)           Financial Management
                              Secretary/Company                                        Services

1. Mark D. Bradford originally joined the Bank as a Senior Vice President / CFO. He was named Executive Vice President / CFO in October 1998 and became President and CEO on June 30, 1999. He was elected Secretary/Treasurer of the Company in December 1997, and Vice President/Treasurer in December 1998. He was named President, CEO and a Director of the Company in June 1999.

2. Gordon M. Dyott originally joined the Bank as a Senior Vice President in March 1996, and became Executive Vice President in October 1998. Prior to his employment with the Bank, he was employed by Wilmington Savings Fund Society, FSB as Executive Vice President of Retail Banking. He was elected Vice President of the Company in December 1998.

3. Robert D. Hamilton originally joined the Bank as Vice President and became Senior Vice President in October 1998.

4. Carmen M. Odle originally joined the Bank as a Vice President and became Senior Vice President in October 1998.

5. R. Scott Walters originally joined the Bank as a Vice President and became Senior Vice President in December 1990. He was elected Secretary of the Company in December 1998.

6. Kathryn E. Burns originally joined the Bank in October 1998 as Vice President / Controller and was promoted to Senior Vice President / CFO December 1999. Prior to her employment with the Bank, she was a CPA with Olive, LLP.

7. David D. Baer served as Chairman, President and CEO of the Bank and Company until May 1998. He served as Chairman from May 1998 to December 1999, at which time he retired from the Bank. He remained a Director of the Bank and Company after his retirement, and was elected Chairman of the Company in June 1999.

8. Joyce Claflin Harrell served as Senior Vice President / CFO of Indiana University Foundation from April 1990 to April 1999. She is currently retired.

Five-Year Total Shareholder Return

         The following indexed graph indicates the Company's total return to its shareholders on its common stock for the past five years, assuming dividend reinvestment, as compared to total return for the Russell 2000 Index and the peer group index (which is a line-of-business index prepared by an independent third party consisting of banks with assets between $250 million and $500 million). The comparison of total return on investment for each of the periods assumes that $100 was invested on January 1, 1995, in each of the Company, the Russell 2000 Index, and the peer group index. Shares of the common stock of the Company are not traded on any national or regional exchange or in the over-the-counter market and there is no established market for the common stock. As such, the values for the Company's stock are based upon the trades of the stock of the Company of which management is aware. Because there is not an established trading market for the common stock, these prices may not reflect the actual price which would have been paid for a share of the common stock in an active or established trading market and should not necessarily be relied upon when determining the value of a shareholder's investment.


                   Comparative 5-Year Cumulative Total Return
                               Among the Company,
                     Russell 2000 Index and Peer Group Index

                    Assumes $100 Invested on January 1, 1995
                          Assumes Dividends Reinvested
                       Fiscal Year Ended December 31, 1999

                              [GRAPH APPEARS HERE]

                     1994      1995       1996      1997      1998       1999
                   ------------------------------------------------------------

Company            $100.00    $178.46   $188.05    $240.70   $298.78    $231.50
Peer Group Index    100.00     128.45    149.64     183.10    178.44     216.37
Russell 2000 Index  100.00     134.95    175.23     303.07    271.41     252.50

Item 6.  Executive Compensation.
--------------------------------

         Compensation Committee Report
         -----------------------------
         Decisions on compensation of the Company's executives are made by the Executive Committee, which functions as the Compensation Committee. All decisions of the Executive Committee relating to the compensation of the Company's officers are reviewed by the full board. Set forth below is a report submitted by the Executive Committee addressing the Company's compensation policies for the fiscal year ended December 31, 1999 as they affected the Company's executive officers.

         Compensation Policies Toward Executive Officers.
         -----------------------------------------------
         The Executive Committee's executive compensation policies are designed to provide competitive levels of compensation to the executive officers and to reward officers for satisfactory individual performance and for satisfactory performance of the Company as a whole. There are no established goals or standards relating to performance of the Company which have been utilized in setting compensation of individual employees.

         Base Salary.
         -----------
         Each executive officer is reviewed individually by the Executive Committee, which includes an analysis of the performance of the Company. In addition, the review includes, among other things, an analysis of the individual's performance during the past fiscal year, focusing primarily upon the following aspects of the individual's job or characteristics of the individual exhibited during the most recent fiscal year: quality and quantity of work; supervisory skills; dependability; initiative; attendance; overall skill level; and overall value to the Company.

         Other Compensation Plans.
         ------------------------
         At various times in the past the Company has adopted certain broad based employee benefit plans in which the senior executives are permitted to participate on the same terms as non-executive employees who meet applicable eligibility criteria, subject to any legal limitations on the amount that may be contributed or the benefits that may be payable under the plans.

         Benefits.
         --------
         The Company provides medical and defined contribution plans to the senior executives that are generally available to the other Company employees. The amount of perquisites, as determined in accordance with the rules of the SEC relating to executive compensation, did not exceed 10% of salary and bonus for fiscal year 1999.

         Chief Executive Officer's 1999 Compensation.
         -------------------------------------------
         Regulations of the Securities and Exchange Commission require that the Compensation Committee disclose the Committee's basis for compensation reported for any individual who served as the Chief Executive Officer during the last fiscal year. The salary of the Company Chief Executive Officer is determined in the same manner as discussed above for other senior executives. The Chief Executive Officer did not participate in the deliberations of the Compensation Committee with respect to his compensation level. See "Compensation Committee Insider Participation."

                    Members of the 1999 Executive Committee:

David D. Baer, Mark D. Bradford, Steven R. Crider, Richard P. Rechter, Charles R. Royal, Jr.


Compensation Committee Insider Participation

         During the past fiscal year, Mr. Bradford, the current Chief Executive Officer of the Company, served on the Executive Committee. Mr. Bradford did not participate in any discussion or voting with respect to his salary as an executive officer and was not present in the room during the discussion by the Executive Committee of his compensation.



Summary Compensation Table

                                                                                    Long Term
                                                 Annual Compensation              compensation
                                        ---------------------------------------  ----------------
                                                                 Other Annual     Securities             All Other
   Name and Principal                                            Compensation     Underlying           Compensation
        Position              Year       Salary       Bonus         (4)(5)        Options (#)               (7)
--------------------------  ---------   ----------  ----------   --------------   ------------       ---------------
Mark D. Bradford,           12/31/99  $  117,000  $  49,079   $          3,800      25,000       $           12,350
President, CEO and          12/31/98       74,255    50,392                  0         0                      9,520
Director (1)                12/31/97       67,233    57,955                  0         0                      8,220

Gordon M. Dyott, Exec.      12/31/99  $   107,000 $  47,583    $             0      20,000         $         12,813
Vice President, Retail      12/31/98       72,056    48,797                  0         0                     10,452
Banking (2)                 12/31/97       65,118    44,418                  0         0                      2,528

R Scott Walters,            12/31/99  $    80,000 $  48,263    $             0      10,000         $         10,504
Senior Vice President,      12/31/98       71,134    49,304                  0         0                     10,413
Financial Management        12/31/98       65,791    56,831                  0         0                      8,999
Services

Charles D. Conville  (3)    12/31/99  $   100,000 $  50,000    $         3,850    100,000 (6)      $     60,000 (8)
                            12/31/98      136,206       0                3,600         0                          0

(1)  Mr. Bradford was promoted to President and CEO in June 1999.

(2) Mr. Dyott was promoted to from Senior Vice President to Executive Vice President in 1998.

(3) Mr. Conville served as President and CEO of the Company from May 1998 until June 1999.

(4) While officers enjoy certain perquisites, such perquisites do not exceed the lesser of $50,000 or 10% of such officer's salary and bonus and are not required to be disclosed by applicable rules of the SEC.

(5) Consists of Directors' fees paid to Mr. Bradford and to Mr. Conville for the fiscal years indicated.

(6) These options were forfeited by Mr. Conville upon his resignation as President and Chief Executive Officer in June 1999.

(7) Consists of matching contributions by the Company under the Company's Thrift Plan and contributions by the Company under the Company's Employee Stock Ownership Plan, except as otherwise noted.

(8) Consists of payments to Mr. Conville as severance compensation in connection with the termination of his employment relationship with the Company and the Bank in 1999.


1999 Directors' Stock Option Plan

         In 1999 the Board of Directors and the shareholders of the Company approved and adopted the 1999 Directors' Stock Option Plan of Monroe Bancorp (the "Directors' Plan") which provides for the grant of nonqualified stock options (NSOs) to those individuals who serve as Directors of the Company. A total of 153,000 shares of common stock of the Company have been reserved for issuance under the Directors' Plan.

         Each member of the Board of Directors of the Company is covered by the Directors' Plan. Pursuant to the provisions of the Directors' Plan, on January 1, 1999, each Director was granted an option to acquire 5,000 shares of the Company's common stock ("Company Stock") at a per share option price of $13.25. Individuals elected to serve as Directors after January 1, 1999 who have not been granted an option under the Directors' Plan will also receive grants to acquire 5,000 shares of Company Stock, subject to the overall limits on the number of shares which can be issued under the Plan.

         The option price per share of common stock will be determined by the Committee in its discretion; however, the per share option price will not be less than the fair market value of one share of Company Stock on the date the stock option is granted.

         Options granted under the Directors' Plan will vest, and thereby become exercisable, on the first anniversary of the date on which the options were granted. In the event of a change in control of the Company (as defined) or the permanent and total disability (as defined) or death of a Director, any option granted under the Plan may be exercised in full without regard to any restrictions on vesting. Each option automatically expires, and is no longer exercisable, on the earliest to occur of the following: (i) 10 years after the option is granted, (ii) 60 days after the individual who was granted an option ceases to be a Director, other than due to permanent and total disability or death, or (iii) 1 year following the permanent and total disability or death of the Director. In no event will an option expire later than the date specified under its terms.

         The Directors' Plan will expire on December 31, 2009; after that date, no options will be granted under the Directors' Plan. However, options granted prior to that date will remain in effect in accordance with their terms.

1999 Management Stock Option Plan

         In 1999 the Board of Directors and the shareholders of the Company approved and adopted the 1999 Management Stock Option Plan of Monroe Bancorp ("Management Plan"). The Management Plan provides for the grant of (i) incentive stock options ("ISOs") within the meaning of Section 422 of the

Internal Revenue Code ("Code") and (ii) nonqualified stock options ("NSOs") to officers and key employees of the Company.

         A total of 427,000 shares of common stock have been reserved for issuance under the Management Plan. The number and kind of shares subject to outstanding options, the purchase price for such shares and the number and kind of shares available for issuance under the Management Plan is subject to adjustment by the Committee in connection with the occurrence of mergers, recapitalizations, stock dividends, stock splits and other significant corporate events involving the Company.

         Options may be granted under the Management Plan to officers and senior management employees of the Company or any of its subsidiaries, as selected by the Committee. The options may be ISOs, NSOs or a combination. The terms and conditions of stock option grants, including the number of shares, vesting periods and other conditions on exercise will be determined by the Committee. ISO grants will be made in accordance with Section 422 of the Code.

         The option price per share of Company Stock will be determined by the Committee in its discretion; however, the per share option price will not be less than the fair market value of one share of Company Stock on the date the stock option is granted. In the event an optionee is a "shareholder-employee", the purchase price per share of stock under each ISO will be not less than 110% of the fair market value of the stock on the date on which the option is granted.

         All ISO's and NSO's will vest on and after the date on which the shareholders of the Company approve and adopt the Plan, but in no event will any ISO or NSO be exercisable later than 10 years after the date of grant or 5 years after the date of grant of the ISO in the event the optionee is a shareholder-employee. In addition, in the event of a change in control of the Company (as defined) upon the death, permanent and total disability (as defined) or retirement of an optionee on or after attaining age 65, any options granted under the Management Plan to the optionee may be exercised in full.

         If an optionee's employment terminates for any reason other than for cause or his permanent and total disability, death or retirement, any outstanding options will terminate 30 days after the optionee's employment terminates. If the optionee's employment is terminated for cause, all outstanding options will terminate on the date his employment terminates. If an optionee's employment terminates due to permanent and total disability, death, or retirement any outstanding options remain exercisable for 90 days after termination of employment. If an optionee's employment terminates within 30 days after a change in control of the Company, any outstanding ISOs will terminate within such respective 30-day period. If an optionee's employment terminates within one year after a change in control, any outstanding NSOs will terminate within such respective one-year period. In no event will an option expire later than the date specified under its terms.

         The Management Plan will expire on December 31, 2009; after that date, no options will be granted under the Management Plan. However, options granted prior to that date will remain in effect in accordance with their terms.


Options Grants in Last Fiscal Year

         The following table provides details regarding stock options granted to Messrs. Bradford, Dyott, and Walters during the fiscal year ended December 31, 1999. Mr. Conville also received an option grant of 100,000 shares which were forfeited upon his resignation as President and Chief Executive Officer in 1999. In accordance with the rules of the Securities and Exchange Commission, there are shown the hypothetical gains or "options spreads" that would exist for respective options. These gains are based on assumed rates of annual compound stock price appreciation of five percent (5%) and ten percent (10%) from the date the options were granted over the full option term. Gains are reported net of the option exercise price, but before any effect of taxes. In assessing these values, it should be kept in mind that no matter what value is placed on a stock option on the date of grant, its ultimate value will be dependent on the market value of the Company's stock at a future date, and that value would depend on the efforts of such executive to foster the future success of the Company for the benefit of all shareholders. The amounts reflected in the table may not necessarily be achieved.



                      Individual Grants In Last Fiscal Year



                                     Percent of                                          Potential Realizable
                      Number of         Total                     Market                Value at Assumed Rated
                        Shares         Options       Exercise    Price on                   of Stock Price
                      Underlying     Granted to       or Base     Date of               Appreciation for Option
                       Options      Employees in       Price       Grant    Expiration            Term
       Name            Granted     Fiscal Year (%)   ($/Share)   ($/Share)     Date         5% ($)      10%($)
--------------------  ----------   ---------------   ---------   ---------  ----------  -----------------------
Mark D. Bradford        20,000          12.5%          $13.25      $13.25   March 2009    $166,600     $422,400
Mark D. Bradford         5,000            (1)          $11.00      $11.00    June 2009     $34,600     $ 87,650
Gordon M. Dyott         20,000          12.5%          $13.25      $13.25   March 2009    $166,600     $422,400
R. Scott Walters        10,000          6.25%          $13.25      $13.25   March 2009     $83,300     $211,200

(1) These options were granted to Mr. Bradford in his capacity as a Director of the Company under the 1999 Directors Stock Option Plan.


Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-end Option Values

         Neither Messrs. Bradford, Dyott, nor Walters exercised any options during the last fiscal year. For purposes of this paragraph, the year-end price of the stock was assumed to be $10.0625, which is the value of the last trade in 1999 of which management is aware. Because there is not an established trading market for the Common Stock, the assumed price of $10.0625 may not reflect the actual price which would be paid for shares of the Common Stock in an active or established trading market and should not necessarily be relied upon when determining the value of a shareholder's investment. Messrs.

Bradford, Dyott, and Walters have options for 25,000; 20,000; and 10,000 shares, respectively, all of which are exercisable. However, the exercise price of the options held by Messrs. Bradford (20,000 options exercisable at $13.25 and 5,000 options exercisable at $11.00), and those held by Messrs. Dyott and Walters, which is $13.25, exceeded the assumed year-end price of the stock of $10.0625.

Other Employee Benefit Plans

         Thrift Plan.
         -----------
         The Company maintains a Thrift Plan in which substantially all employees may participate. Under this plan, the Company contributes 100% of the employee's contributions up to 3% and 50% of the next 2% of the employee's contributions. The Company's expense for the Thrift Plan was $121,000 for the fiscal year ended December 31, 1999.



Employee Stock Ownership Plan.
-----------------------------
         The Company maintains an Employee Stock Ownership Plan ("ESOP") in which substantially all employees may participate. The ESOP invests primarily in the stock of the Company. The amount of contributions by the Company to the ESOP, when they are made, is determined by the Board of Directors of the Company. Upon termination of employment, participants in the ESOP may require the ESOP to repurchase shares allocated to their account for a limited period of time. The Company's expense for the ESOP was $146,000 for the fiscal year ended December 31, 1999.

Compensation of Directors

         The Directors of the Company and the Bank, who are the same individuals, are compensated for their services in the amount of $550 per board meeting held, $550 for the organizational meeting of the Board held in March. All Directors, other than inside Directors, also receive a fee of $200 for each committee meeting attended. As Chairman of the Board of Directors, Mr. Baer receives an annual fee of $20,000 and does not receive any additional compensation for meetings attended. Directors may defer receipt of fees into a grantor trust established by the Company. Amounts which are deferred are invested in various mutual funds at the participant's direction. Each Director also received a ten-year option for 5,000 shares of the Company's common stock exercisable at $13.25 per share during 1999. Mr. Bradford received a ten-year option for 5,000 shares of the Company's common stock exercisable at $11.00 per share, which was the fair market value of the stock at the time he became a Director (June 1999). Directors are also eligible to receive further grants of options. See "1999 Directors' Stock Option Plan" discussed above.


Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

         The Company's officers and directors, as well as firms and companies with which they are associated, have and will have banking transactions with the Bank. It is the policy of the Bank that any credit extended to such persons, firms and companies will be extended only in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and will not involve more than the normal risk of collectibility or present other unfavorable features.

Item 8.  Legal Proceedings.
---------------------------

         There are no material pending legal proceedings of a material nature to which the Company or the Bank is a party or of which any of its property is subject, other than routine litigation incidental to the normal business of the Company and the Bank. There are also no material pending legal proceedings in which a director, executive officer, principal shareholder or affiliate of the Company, or any associate of any such director, executive officer, principal shareholder or affiliate, is a party and has an interest adverse to the Bank. None of the ordinary routine litigation in which the Company or the bank is involved is expected to have a material adverse impact upon the financial condition or results of operations of the Company.




Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.
----------------------------------------------------------------------------

         The common stock of the Company is traded on the OTC Bulletin Board under the trading symbol of MROE (Cusip No. 6103-13-108). At the close of business on September 30, 2000 there were 6,150,240 shares outstanding held by 353 shareholders of record.

         Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Common Shares of the Company, these prices would not necessarily reflect the prices which the Shares would trade in an active market. The following table sets forth, for the periods indicated, the high and low bid prices per share of which management is aware. The bid prices represent prices between dealers, do not include retail mark-up, mark-down, or commissions and may not represent actual transactions.



                                     Price Per Share
                                   High          Low       Dividend Declared
                                  ------        ------   ---------------------

         2000
         First Quarter            $10.50         $9.00             $ .10
         Second Quarter            10.62          8.27               .10
         Third Quarter             10.25          8.75               .10

         1999
         First Quarter            $15.29        $13.50             $ .08
         Second Quarter            14.06         10.13               .08
         Third Quarter             12.38          9.75               .08
         Fourth Quarter            10.50         10.00               .10

         1998
         First Quarter            $11.75        $11.13             $ .08
         Second Quarter            12.88         10.45               .08
         Third Quarter             12.75         12.50               .08
         Fourth Quarter            13.25         12.63               .08





Item 10.  Recent sales of Unregistered Securities.
--------------------------------------------------

         Not applicable.



Item 11.  Description of Registrant's Securities to Be Registered.
------------------------------------------------------------------

         General. The Company is authorized by its Articles of Incorporation to issue an aggregate of 18,000,000 Shares. No other class of capital stock is authorized. At September 30, 2000 approximately 6,150,240 Shares were issued and outstanding. The following is a summary of certain of the rights and privileges pertaining to the Shares.

         Voting Rights. The holders of the Shares are entitled to one vote per share on all matters submitted to a vote of the stockholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the outstanding Shares, if they choose to do so, can elect all of the directors.

         Dividend Rights. All Shares are entitled to share equally in such dividends as the Board of Directors may declare. The Company will be largely dependent upon dividends from the Bank for funds to pay dividends on the Shares, and dividends payable by the Bank are limited by law and by the need to maintain adequate capital in the Bank.

         Liquidation Rights. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, all Shares are entitled to share equally in the assets available for distribution to common stockholders after payment of all prior obligations of the Company.


         Staggered Board of Directors. The Company's Articles of Incorporation provide for a classified or staggered Board of Directors, which has the effect of dividing the Board into three classes, each with approximately one-third of the total directors, with terms of office expiring at different times. One class of Directors is elected for a term of three years at each annual meeting of shareholders. The Board believes that this provides greater continuity in management policies because two-thirds of the Directors will have served on the board for at least one year. The staggered board can protect the interests of the deposit and loan customers of the Company by assuring that policy and procedures do not abruptly change. In addition, an individual or entity attempting to obtain control of the voting procedures of the Company would need two elections before it could elect a majority of the Directors and thereby effect any change in policy. This provision is designed to ensure that upon any significant shift in share ownership of the Company, which is accompanied by an attempt to "take over" the Company upon the terms the Board might deem not to be in the best interests of all the shareholders, the entire Board could not be replaced in one year. As a result, the staggered board may have the effect of "repelling" suitors who are impatient to control operations of the Company.

         "Supermajority" Vote Provisions. Indiana law generally requires the approval of a majority of the board of directors and the approval of the holders of a majority of the outstanding shares of an Indiana company to merge with another corporation. The Company's Articles of Incorporation include what is commonly called a "supermajority vote provision." This provision provides that all proposed business combinations of the Company require the affirmative vote of a majority of the outstanding common stock of the Corporation, subject to two exceptions. First, if the proposed transaction was not approved by at least 80% of the entire Board of Directors, the proposed transaction will require the approval of at least 70% of the shares entitled to vote on the proposed transaction in order to be approved. Second, if (i) the proposed transaction is proposed by an individual or entity which holds 15% or more of the then outstanding common stock of the Company, and (ii) the proposal does not offer all shareholders an amount for their shares which is at least equal to the highest percent over market value paid by such person for the shares held at the date of the proposal, then the proposed transaction also will require the approval of at least 70% of the shares entitled to vote on the proposed transaction in order to be approved. This provision may discourage a tender offer for control because it may require a potential acquirer to purchase much more than a simple majority of the outstanding shares in order to guarantee a later business combination.

         Indiana Law. Under the Indiana Business Corporations Law, several provisions could affect the acquisition of the Common Stock or of control of the Company. The Business Combinations Chapter of the Indiana Business Corporations Law prohibits certain business combinations, including mergers, sales of assets, recapitalizations and reverse stock splits, between certain Indiana corporations and a 10% or greater shareholder for five years following the date on which the shareholder obtained a 10% or greater ownership interest, unless the acquisition was approved in advance of that date by the Board of Directors. In addition, if prior approval is not obtained, the Company and such shareholder may not consummate a business combination unless a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the Business Combinations Chapter. The statue only applies to a company if it has elected to be governed by the statute in its articles of incorporation or if the company has a class of voting securities registered under the Securities Exchange Act of 1934. Because the Company Common Stock is being registered under the Securities Exchange Act of 1934, the Company will be subject to this statute.

         In addition to the Business Combinations Chapter, the Indiana Business Corporations Law also contains a Control Share Acquisition Chapter which, although different in structure from the Business Combinations Chapter, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision, however, may also have the effect of discouraging premium bids for outstanding shares. The Control Share Acquisition Chapter provides that, unless otherwise provided in a corporation's articles of incorporation or by-laws, shares acquired in certain acquisitions of the corporation's stock will be accorded voting rights only if a majority of the disinterested shareholders approves a resolution granting the potential acquirer the ability to vote such shares. An Indiana corporation is subject to the Control Share Acquisition Chapter if it has 100 or more shareholders and its principal place of business is in Indiana. The Company is subject to the Control Share Acquisition Chapter.

         The Indiana Business Corporations Law specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers and customers of the corporation on the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Directors are not required to approve a proposed business combination or other corporate action if the directors determine in good faith, after considering and weighing as they deem appropriate the effects of such action on the corporation's constituents, that such approval is not in the best interest of the corporation. In making these determinations, directors are not required to consider the effects of a proposed corporation action on any particular corporate constituent group or interest (including the amounts that might be paid to shareholders) as a dominant or controlling factor. The Indiana Business Corporations Law explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply.

         In taking or declining to take any action or in making any recommendation to a corporation's shareholders with respect to any matter, directors are authorized under the Indiana Business Corporations Law to consider both the short-term and long-term interests of the corporation as well as interests of other constituencies and other relevant factors. Any determination made with respect to the foregoing by a majority of disinterested directors shall conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith.

         Because of the above provisions, the Board will have flexibility in responding to unsolicited proposals to acquire the Company, and, accordingly, it may be more difficult for an acquirer to gain control of the Company in a transaction not approved by the Board.

         Indiana law also imposes restrictions in connection with shareholder derivative proceedings. The Indiana Business Corporations Law provides that if a shareholder of a corporation files a derivative complaint, the corporation's board of directors may establish a committee of disinterested directors or other disinterested persons to investigate the complaint. The Indiana Business Corporations Law authorizes a stay of any court proceedings on the complaint until the investigation of such committee is completed. If the committee determines that pursuit of the claim through the derivative proceeding would not be in the best interests of the corporation, then the committee can terminate the derivative proceeding. The conclusion of the committee is determinative unless the shareholder who filed the complaint can demonstrate that the committee was not disinterested or did not act in good faith.

         Change in Bank Control. It is unlawful for a person to offer to buy shares of the Common Stock, without the prior approval of the Federal Reserve Board, if the purchase of such shares would give the purchaser control of the Company. Control is defined to mean the direct or indirect power (1) to vote 25% or more of the outstanding shares, or (2) to direct or cause the direction of the management and policies of the Company, whether through ownership of voting securities, by contract or otherwise; provided that no individual will be deemed to control the Company solely on account of being a director, officer or employee of the Company. Persons who directly or indirectly own or control 10% or more of a company's outstanding shares will be presumed to control the Company.

         Other Matters. The holders of the Shares have no preemptive or redemption rights or any preferred right to purchase or subscribe for any authorized but unissued capital stock or any securities of the Company convertible into Common Stock. The outstanding Shares are fully paid and non-assessable.

Item 12.  Indemnification of Directors and Officers.
----------------------------------------------------

         The Company's Articles of Incorporation provide that the Company will indemnify any person who is or was a director or officer of the Company or of any other Company for which such director or officer is or was serving in any capacity at the request of the Company against all liability and expense that may be incurred in connection with any claim, action, suit or proceeding as set forth in summary herein. A director or officer of the Company is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings in which such director or officer has been wholly successful. In all other cases, such director or officer shall be entitled to indemnification as a matter of right unless (i) the director or officer has breached or failed to perform the person's duties in good faith in a manner such director or officer reasonably believed to be in, or not opposed to, the best interests of the Company or such other Company and, with respect to any criminal action or proceeding, in a manner in which the director or officer had no reasonable cause to believe was unlawful, and (ii) such breach of failure to perform constituted willful misconduct or recklessness as determined by the Board of Directors of the Company, a committee of the Board of Directors, independent legal counsel, or a committee of disinterested persons selected by the Board of Directors. The foregoing is a summary of detailed provisions for indemnification found at
Article IX, Section 9 of the Articles of Incorporation of the Company which are incorporated by reference into this Registration Statement as Exhibit 3.1.

Item 13.  Financial Statements and Supplementary Data.
------------------------------------------------------

o    December 31, 1999 and 1998 financial statements and footnotes, and

o September 30, 2000 and 1999 financial statements and footnotes were inserted here on Form 10 filed w/ SEC.


Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
-------------------------------------------------------------------------

         The Company has appointed Olive, LLP ("Olive"), Indianapolis, Indiana, as its independent accountants for the fiscal year ending December 31, 2000. This is a change in accountants recommended by the Company's Audit Committee and approved by the entire Board of Directors. Olive was engaged by registrant on March 27, 2000. Crowe, Chizek and Company, LLP ("Crowe Chizek") has served as registrant's independent accountants since July 1994.

         The audit reports issued by Crowe Chizek with respect to the Company's financial statements for 1999 and 1998 did not contain an adverse opinion or disclaimer of opinion, and were not qualified as to uncertainty, audit scope or accounting principles. During 1999 and 1998 (and any subsequent interim period), there have been no disagreements between the Company and Crowe Chizek on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Crowe Chizek, would have caused it to make a reference to the subject matter of the disagreement in connection with its audit report. Moreover, none of the events listed in Item 301(a)(1)(v) of Regulation S-K occurred during 1999 or 1998 or any subsequent interim period.

Item 15.  Financial Statements and Exhibits.
--------------------------------------------

(a) The following consolidated financial statements are included in Item 13:

o    Independent Auditor's Report on Consolidated Financial Statements;

o    Consolidated Balance Sheets at December 31, 1999 and 1998;

o Consolidated Statements of Income for the years ended December 31, 1999, 1998, and 1997;

o Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1999, 1998, and 1997;

o Consolidated Statements of Cash Flows for the years ended December 31, 1999, 1998, and 1997; and

o    Notes to consolidated financial statements.

o Consolidated Condensed Balance Sheet at September 30, 2000 and December 31, 1999;

o Consolidated Condensed Statement of Income for the 9 months ended September 30, 2000 and 1999;

o Consolidated Condensed Statement of Income for the 3 months ended September 30, 2000 and 1999;

o Consolidated Condensed Statement of Shareholders' Equity for the 9 months ended September 30, 2000;

o Consolidated Condensed Statement of Cash Flows for the 9 months ended September 30, 2000 and 1999; and

o    Notes to consolidated condensed financial statements.


         (b) The following exhibits are filed with this Form 10:

         *(3)(i)           Articles of Incorporation of Monroe Bancorp
         *(3)(ii)          By-laws of Monroe Bancorp
         *(10)(i)          1999 Directors' Stock Option Plan of Monroe Bancorp
         *(10)(ii)         1999 Management Stock Option Plan of Monroe Bancorp
         *(10)(iii)        Deferred Compensation Trust for Monroe Bancorp
         *(10)(iv)         Monroe County Bank Agreement for Supplemental Death
                           or Retirement Benefits
         *(10)(v)          Monroe Bancorp Thrift Plan
         *(10)(vi)         Monroe Bancorp Employee Stock Ownership Plan
         *(16)             Certification of Former Independent Accountant
         *(21)             Subsidiaries of Monroe Bancorp
         *(27)             Financial Statement Schedule

* previously filed with the Securities and Exchange Commission

                                   SIGNATURES

         In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Monroe Bancorp
                                            (Registrant)


Date January 5, 2001                        By: /s/ Mark D. Bradford
                                                ---------------------------
                                                Mark D. Bradford, President